Form 10-K, Exhibit 13
period 1995-12-31
FIRST FINANCIAL BANCORP /CA/
filed 1996-04-01
CIK 729502

     EXHIBIT 13 - FIRST FINANCIAL BANCORP 1995 ANNUAL REPORT

     Management's Discussion and Analysis
     of Financial Condition and Results of Operation

     Overview of Operating Results - 1995 compared to 1994

     Earnings per share increased by 146.2% in 1995 compared to 1994. Net income and earnings per share were $843 thousand and $.64, respectively, for 1995 compared to net income and earnings per share of $338 thousand and $.26, respectively, for 1994. The return on average assets and average equity were .83% and 7.4%, respectively, for 1995 compared to .33% and 3.1%, respectively, for 1994. Rising interest rates contributed significantly to an increase in the net interest margin of 30 basis points to 5.52%. Although net interest income increased by $256 thousand, or 5.5%, noninterest income declined by $110 thousand, or 10.5%. Noninterest expense decreased by $603 thousand, or 11.7%, due to general cost reduction efforts, declining regulatory assessments, and the absence of the reorganization costs that significantly impacted noninterest expense during 1994.

     Consolidated assets were $103.9 million at December 31, 1995, a decrease of $1.3 million, or 1.2%, over the comparable total of $105.2 million at December 31, 1994. Average consolidated assets decreased by $636 thousand, or .6%, to $101.3 million for 1995 compared to $101.9 million for 1994.
     The decline in year-end and average consolidated assets was the result of decreases in year-end and average deposits of $763 thousand and $1.2 million, respectively. Average earning assets decreased by $267 thousand, or .3%, and represented 88.5% of consolidated average assets for 1995 compared to 88.2% for 1994. Loans declined to 63% of average earning assets in 1995 compared to 67% in 1994 due both to efforts to improve overall credit quality and a continuation of subdued demand for credit.
     The declining loan portfolio funded an increase in the average investment portfolio of $3.7 million, or 14%.

     Consolidated equity increased by $954 thousand to $11.6 million. The increases of $843 thousand and $4 thousand from earnings and option exercises, respectively, were combined with the change in the securities portfolio valuation adjustment account of $303 thousand to provide total additions to consolidated equity of $1.2 million. Consolidated equity was reduced by the $196 thousand in dividends declared during 1995. The securities valuation adjustment was recorded as a component of equity in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities which was adopted by the Company in the first quarter of 1994. Consolidated equity as a percentage of consolidated assets increased to 11.1% from 10.1% as the capital growth rate was disproportionate to the slightly negative growth rate in deposits and other non-equity funding. The Bank's total risk-based and leverage capital ratios at December 31, 1995, were 15.1% and 9.0%, respectively, compared to 12.7% and 7.9%, respectively, at December 31, 1994.

     Net Interest Income, Margin, and Spread - 1995 compared to 1994

     Net interest income, interest income less interest expense, increased by $256 thousand, or 5.5%. Although average earning assets and deposits decreased by .3% and 1.4%, respectively, the change in net interest income is primarily the net result of changes in the mix and yield of average earning assets and average deposits. Net interest margin, net interest income as a percentage of earning assets, increased by 30 basis points to 5.52% from 5.22% and increased net interest income by $454 before taking into account the impact of lower average loans outstanding and increased average certificate of deposit balances for 1995 compared to 1994. These mix changes offset $203 thousand of the benefit derived from the increase in net interest margin.

     Interest income increased by $627 thousand, or 8.4%. Earning asset yields increased to a weighted average of 9.02% from 8.30%, and increased interest income by $839 thousand before the impact of lower average earning asset volume and lower average loans relative to total average earning assets. Average loans fell to 63% of earning assets for 1995 compared to 67% for 1994, while average investments increased to 33% of average earning assets for 1995 compared to 29% for 1994. The change in earning asset mix dampened the overall increase in average earning asset yields, as loan yields increased 106 basis points while the investment portfolio yields increased by 54 basis points. Had the average earning asset mix for 1995 been equal to the mix for 1994, interest income would have been $174 thousand higher in 1995.

     Interest expense increased by $371 thousand, or 13.4%, from 1994 to 1995. The decrease in average deposits and other funding of $1.27 million, or 1.4%, resulted in a decrease in interest expense of $43 thousand. The average cost of deposits and other funding increased by 46 basis points and contributed $385 thousand to the increase in interest expense. Average certificates of deposit increased to 37% of average deposits and other funding from 34% in 1994 and contributed $29 thousand to the increase in interest expense. The average cost of certificates of deposit increased by 123 basis points as a result of the increases in the general level of interest rates that began in 1994.

     Net interest spread, the difference between the yield on earning assets and the average interest rate paid for deposits and other debt, increased by 26 basis points, to 5.48%. Net interest spread was four basis points less than the net interest margin for 1995 compared to one basis point greater for 1994. The primary factor behind the change is the increase in earning asset efficiency (the ratio of earning assets to total assets). Increased efficiency provides a broader base of earning assets over which to spread deposit costs relative to the deposit base. Earning asset efficiency was 88.5% in 1995 compared to 88.2% in 1994.

     Exposure to Interest Rate Fluctuations

     The structure of earning assets and liabilities both during and at the end of 1995 were such that net interest income and earnings were at risk to increases in interest rates. During 1995, there was approximately $.85 in earning assets subject to repricing for every $1.00 in deposits subject to repricing on a rolling, cumulative, twelve-month basis, representing a cumulative twelve-month repricing gap of 85%. The practical reality of this sensitivity position is predicated upon the assumption that earning assets and liabilities that are subject to repricing will reprice in concert with the general rate movement in the money and credit markets. While this assumption was generally borne out with respect to repricable assets, repriceable deposits lagged the overall movement in interest rates and net interest margin widened as a result. A similar but inverse pattern occurs during periods of declining interest rates such as has been the case since late 1995.

     Fluctuations in interest rates can affect net spread, net interest margin, and net interest income beyond the impact of direct contractual repricing of assets and liabilities. Fluctuations in interest rates can, and often do, alter the contractual maturities of assets and liabilities by increasing or decreasing both contractual and anticipated prepayment rates. Changes in contractual and anticipated prepayment rates affect net spread, net interest margin and income by altering expected repricing gaps as well as changing the amortization of premiums and discounts related to the affected earning assets.

     Fluctuations in interest rates can also impact the market value of assets and liabilities either favorably or adversely depending upon the nature of the rate fluctuations as well as the maturity and repricing structure of the underlying financial instruments. To the extent that financial instruments are held to contractual maturity, market value fluctuations related to interest rate changes are realized only to the extent that future net interest margin is either higher or lower than comparable market rates for the period. To the extent that liquidity management dictates the need to liquidate certain assets prior to contractual maturity, changes in market value from fluctuating interest rates will be realized in income to the extent of any gain or loss incurred upon the liquidation of the related assets.

     Provision for Loan Losses - 1995 compared to 1994

     The provision for loan losses was approximately 64%, or $208 thousand less than in 1994. In relation to average loans outstanding, the provision for loan losses in 1995 was .20% compared to .53% in 1994. Net loans charged off during 1995 were $283 thousand compared to $120 thousand in 1994. Gross charge-offs for 1995 were $482 thousand compared to $175 thousand in 1994. The increase in gross charge-offs reflects the resolution of certain loan relationships that had been reserved for during 1994; and to a lesser extent, an isolated number of new loan resolution efforts that developed during 1995. $199 thousand in previously charged off loans were recovered during 1995 compared to $55 thousand during 1994. The provision for loan losses is derived through the maintenance of an adequate reserve for loan losses. To the extent that the reserve for loan losses needs to be increased or decreased after adjustment for net chargeoffs, a provision for loan losses is charged against or credited to earnings with a corresponding adjustment to the reserve for loan losses. The loan loss reserve is discussed in the asset quality and allowance for loan losses section of management's discussion and analysis.

     Noninterest Income - 1995 compared to 1994

     Noninterest income declined by $110 thousand, or 10.5%, compared to 1994. Service charge income declined by $64 thousand while SBA and mortgage income declined by $51 thousand, or 11.5%. The principal reason for the decline in service charge income was a reduction in the volume of returned checks and the related service charges. SBA and mortgage income consists of transaction income in the form of premiums realized upon the sale of loans, and servicing income related to portfolio administration on behalf of the investors to whom loans were sold. Transaction income declined by 23% in 1995 while servicing income increased by 2.5%.

     Income from the sale of SBA loans declined by $45 thousand, or 24%, in 1995 compared to 1994. SBA servicing income remained constant in 1995 compared to 1994. The decline in transaction revenue was the result of a decline in the volume of loans sold. The volume decline is attributable to both soft demand and increased competition in the SBA lending area.

     Income from the sale of mortgage loans declined by $16 thousand, or 30%, while servicing income increased by $4 thousand, or 15%. Mortgage activity slowed considerably during 1995 due to increased competition as well as rising interest rates in the early part of the year that significantly impacted demand in the home refinance and purchase markets.

     Noninterest Expense - 1995 compared to 1994

     Total noninterest expenses decreased by $603 thousand, or 11.7%, in 1995 compared to 1994. The most significant components of the change were a decrease of $557 thousand, or 29%, in other noninterest expense and a decrease of $118 thousand, or 45%, in regulatory assessments.

     The principal element of the decline in other noninterest expense is the absence of the significant management transition costs that were incurred during 1994. Transition costs and accruals during 1994 totaled $433 thousand and consisted principally of estimated payments and the related legal and professional costs incurred to settle the claims made by the former President and Chief Executive Officer. The remaining decrease in other noninterest expense reflects lower loss experience in the areas of operations and the disposition of other real estate owned.

     Operations and other real estate loss levels declined by approximately $117 thousand during 1995. Although management has begun efforts to strategically reduce operating costs in a number of areas, the benefits realized from these efforts during 1995 were overshadowed by increased legal costs related to the resolution of loans. Legal costs related to loan resolution efforts increased by $38 thousand, or 40.7%, during 1995.


     Effective June 1, 1995, the Federal Deposit Insurance Corporation (FDIC) made significant changes to its deposit insurance premium schedule. The deposit insurance expense of the Bank of Lodi was significantly reduced as a result of the FDIC changes. The Bank of Lodi's principal regulator, the Office of the Comptroller of the Currency (OCC), has also reduced its annual assessment rates. Regulatory assessments for 1995 were below the 1994 level by $118 thousand, or 45%. The benefit from reductions in regulatory assessments is subject to change in the future based upon the level of reserves in the FDIC's Bank Insurance Fund as well as the outcome of current proposals to merge the underfunded Savings Association Insurance Fund with the Bank Insurance Fund. The final outcome of such a merger of the deposit insurance funds could result in significant increases in the deposit insurance premiums paid by banks.

     Although salaries and employee benefits increased by $63 thousand, or 2.9%, direct salary expense was unchanged. The principal elements of the increase were a $15 thousand reduction in the amount of lending salary expense deferrable in connection with loan originations and an increase of $31 thousand in the contribution to the Employee Stock Ownership Plan. The Employee Stock Ownership Plan contribution increased based upon the improved financial performance of the company.

     Occupancy expense increased by 5.5%, or $23 thousand, during 1995. The principal cause of the increase was a decline in the occupancy levels of the Company's principal location. The lease of a primary tenant expired at the end of the third quarter of 1995 and was not renewed. Although some of the vacated space is now being used by the Bank of Lodi, management is making efforts to lease the remaining vacant space.


     Income Taxes - 1995 compared to 1994

     The current year tax provision is a tax expense of $399 thousand compared to tax benefit of $53 thousand for 1994. Although the Company had pre-tax income of $285 thousand for 1994, a taxable loss was generated after deducting tax free municipal bond income net of disallowed interest expense associated with carrying the bonds. The company had taxable book income during 1995. The company had an effective tax rate that was below statutory rates due to the continued benefit of tax-free interest income from municipal securities holdings.


     Earning Assets

     Although average deposits declined by $1.2 million, decreases in nonearning assets and increases in capital left the level of average earning assets during 1995 virtually constant with 1994. Average earning assets for 1995 were $89.6 million compared to $89.9 million in 1994. As a result of the reduced averages for nonearning assets, the earning asset efficiency ratio (earning assets relative to total assets) increased to 88.5% in 1995 from 88.2% in 1994.

     The mix of earning assets changed during 1995 as a result of continued softness in the lending market and management efforts to reduce the level of loans for which underwriting criteria were not satisfied. The mix of average loans, investments, and federal funds was 63%, 33%, and 4% for 1995, respectively, compared to 67%, 29%, and 4% for 1994, respectively. Changes in the relative yields of significant earning asset components are discussed in the net interest margin portion of management's discussion and analysis.


     Loan Portfolio

     The average loan portfolio was $56.5 million for 1995 compared to $60.5 million for 1994. The decline of $4 million, or 6.6%, was a function of both soft credit demand and the liquidation of certain loan relationships that had credit characteristics that did not meet the Bank's continuing underwriting criteria. The portfolio segments that experienced the greatest declines were commercial and real estate lending. The average commercial portfolio declined by $2.5 million, or 8.2%, while the average real estate portfolio declined by $1.4 million, or 7.2%.

     The most significant component of the loan portfolio is commercial loans. At December 31, 1995, commercial loans represented 80% of the loan portfolio. The commercial loan portfolio includes agricultural loans, working capital loans to businesses in a number of industries, and loans to finance commercial real estate. Agricultural loans represent approximately 25% of the commercial loan portfolio. Agricultural loans are diversified amongst a number of agricultural areas including dairies, orchards, row crops, vineyards, cattle, and contract harvesting. Agricultural lending risks are generally related to the potential for volatility of agricultural commodity prices. Commodity prices are affected by government programs to subsidize certain commodities, weather, and the potential for changes in overall demand and supply. The remaining commercial loans are to business entities in a number of industries throughout the greater Lodi, California area. Lending risk in this sector of the commercial loan portfolio is related to the health of the local economy and real estate market.


     Investment Securities

     The average investment securities portfolio increased by $3.7 million, or 14.1%, during 1995. The increase in the portfolio was generally funded by the reductions in the average loan portfolio of $4 million. New purchases were concentrated primarily in US Agency securities with maturities of less than five years. In addition to these purchases, investments were also made in shares of an institutional money market fund that was designed to be competitive with investments in federal funds. The focus upon short-term investments and money market equivalents can be directly related to the prevailing interest rate environment during 1995. The prospect of rising interest rates kept new purchases necessarily short so as to allow the Company and the Bank to take advantage of rising rates, although the trend in rising rates was reversed late in 1995 when the Federal Reserve began to lower its targeted Federal Funds Rate.


     As discussed in note 1 (a) to the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994. The decline in interest rates that occurred in the latter part of 1995 increased the market value of the investment portfolio. At December 31, 1995, the market value of the investment portfolio was in excess of cost by $461 thousand compared to cost being in excess of market at December 31, 1994, by $112 thousand.

     A significant portion of the market value appreciation in the investment portfolio has taken place within the municipal bond portfolio as this portfolio segment includes many of the longest maturities in the investment portfolio. In addition, the portfolio of collateralized mortgage obligations as well as certain structured agency obligations also experienced a disproportionate share of the overall increase in the market value of the investment portfolio. In some cases, these instruments are tied to floating rate indices that lag the overall decreases in interest rates. Both the collateralized mortgage obligations and the structured agency bonds are considered to be derivative securities under the broadest definitions of derivatives, however; derivative investments in the bank's portfolio are structured such that they fall on the conservative end of the derivative risk spectrum.

     A portion of the investment portfolio contains structured notes. Structured notes generally carry terms that reference some index or predefined schedule as a means of determining the coupon rate of interest to be paid on the security, and there may also be interest rate caps or floors that limit the extent to which the coupon rate can adjust in any given period and/or for the life of the security.

     Depending upon the referenced index or predefined schedule as well as the interest rate cap or floor, the coupon rate of a structured note can lead, lag, move in tandem with, or move in the opposite direction of market interest rates. As a result, the market value of the note can be favorably or adversely impacted depending upon the direction and magnitude of change in market interest rates. Structured notes may also contain provisions that give the issuer the right to call the security away from the owner at a predetermined price; therefore, the contractual, expected, and actual final maturity of the notes may differ.


     The amortized cost of the Bank's structured note portfolio at December 31, 1995 and 1994 was $3.6 million and $3.6 million, respectively, and represented approximately 9.7% and 10.9%, respectively, of the investment portfolio. The market value of the structured note portfolio at December 31, 1995 and 1994 was $3.6 million and $3.4 million, respectively. All of the structured notes were issued by Federal Agencies and therefore carry the implied AAA credit rating of the Federal Government. Approximately $2.6 million of the structured note portfolio carries floating rate coupons that generally lag overall movements in market interest rates, while the remaining $1 million are now fixed after having previously adjusted upward based upon a predefined schedule. The average final maturity of the structured note portfolio at December 31, 1995 and 1994 was approximately one year and two years, respectively.


     Asset Quality and Allowance for Loan Losses

     The allowance for loan losses at December 31, 1995, was $959 thousand or 1.86% of loans outstanding compared to $1.1 million, or 1.98% of loans outstanding at December 31, 1994. The absolute level of the allowance declined during 1995 as certain loans for which reserves had been previously established were either favorably resolved or charged off. Nonaccrual loans at December 31, 1995, were $987 thousand, or 29% higher than the balance of $765 thousand at December 31, 1994. The nonaccrual coverage ratio decreased to .97 times at December 31, 1995, compared to
     1.47 times at December 31, 1994. Although the portfolio of nonaccrual loans has increased during 1995, the overall credit risk exposure of the nonaccrual portfolio has decreased, and management believes that the current reserve and coverage levels are adequate. The relative health of the overall portfolio as measured by the portfolio delinquency rate continued to improve during 1995. Loan portfolio delinquency at December 31, 1995, was 2.57% compared to 2.71% at December 31, 1994.

     Other real estate owned represents property acquired through foreclosure or by taking a deed in lieu of foreclosure. The portfolio of other real estate owned increased by $182 thousand during 1995 to $357 thousand at December 31, 1995, compared to $175 thousand at December 31, 1994. Provisions made during 1995 to recognize the impairment of other real estate owned values totaled $60 thousand compared to $115 thousand in 1994. As discussed in
     Note 1 (c) of the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, during the first quarter of 1994. Among other provisions, Statement No. 114 eliminates the application of in-substance foreclosure accounting. For 1995 and 1994 the adoption of Statement No. 114 does not affect the comparability of other real estate owned portfolio balances.


     Deposits

     Average deposits decreased by $1.2 million, or 1.4%, in 1995 compared to 1994. Despite the decline in average deposits, noninterest bearing deposits increased by $1 million, or 16.9%, in addition to the 16.3% growth in this deposit category last year. Average negotiable order of withdrawal (NOW), money market and savings deposits declined by $4 million, or 7.9%, in the aggregate. Some of the decline resulted from depositors' reallocation of deposits into certificates of deposit. Average certificates of deposit increased by $1.7 million, or 5.5%. The increase in noninterest bearing demand deposits was due in part to an emphasis on developing business demand deposits in connection with developing overall business banking relationships. The changes in the average deposit balances increased the mix of certificates of deposit for 1995 to 37% from 34%, while noninterest bearing demand balances increased to 8% in 1995 from 7% 1994.

     Capital

     Consolidated capital increased by $954 thousand, or 9%, during 1995. The increase was due primarily to net income of $843 thousand plus the after-tax valuation adjustment of $303 thousand related to marking the available for sale securities portfolio to market at December 31, 1995, compared to December 31, 1994. The securities valuation adjustment is required by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities as discussed in Note 1

     (b) to the financial statements. The consolidated capital to equity ratio increased to 11.1% at December 31, 1995, from 10.1% at December 31, 1994.

     The Bank's total risk-based and leverage capital ratios at December 31, 1995, were 15.1% and 9.0%, respectively, compared to 12.7% and 7.9%, respectively, at December 31, 1994. The leverage and total risk-based capital ratios at December 31, 1995, are in excess of the required regulatory minimums of 3% and 8%, respectively. Regulatory minimums may increase during 1996 after the implementation of new guidelines that require banks to hold additional capital if interest rate risk exceeds certain defined thresholds. Application of these rules to the Bank is not expected to have a material impact on the required minimum capital ratios.

     Liquidity

     Liquidity is managed on a daily basis by maintaining cash, federal funds sold, and short-term investments at levels commensurate with the estimated requirements for loan demand and fluctuations in deposits. Loan demand and deposit fluctuations are affected by a number of factors, including economic conditions, seasonality of the borrowing and deposit bases, and the general level of interest rates. The bank maintains two lines of credit with correspondent banks as a supplemental source of short-term liquidity in the event that salable investment securities and loans or available new deposit funding are not adequate to meet liquidity needs. The Bank may also borrow on a short-term basis from the Federal Reserve in the event that other liquidity sources are not adequate. At December 31, 1995, liquidity was considered adequate, and funds available in the local deposit market and scheduled maturities of investments are considered sufficient to meet long-term liquidity needs. Compared to 1994, liquidity increased during 1995 as a result of the reduction in average loans outstanding and the corresponding additions to the investment portfolio that carry a greater degree of liquidity than loans.

     Investment in Bank Premises and Equipment

     In 1995, investments in bank premises and equipment totaled $231 thousand in comparison to $88 thousand invested in 1994. Over one-half of the capital expenditures for 1995 are attributable to new investment in information systems technology, the foundation of which is expected to be completed and operational in the second quarter of 1996. The total investment in the information systems foundation is expected to be approximately $500 thousand. Subsequent investment to expand the system's functionality in specialized areas, maintain hardware capabilities to support emerging software standards, and upgrade telecommunications is expected to total approximately $200 thousand during 1996 and 1997. The remaining capital expenditures for 1995 were for various operating equipment requirements.

     Summary of Operating Results - 1994 compared to 1993

     1994 was marked by difficult operational changes that had a significant impact on earnings yet were essential to positioning the Company and the Bank for the future. The president and chief executive officer of the company and the bank was terminated on July 29, 1994, in an effort to reorganize the management of the Company and the Bank. The former president and chief executive officer filed a lawsuit against the Company and the Bank for wrongful termination and various other causes of action. Although his claims were settled for a fraction of the alleged damages, the settlement together with the associated costs had a material impact on 1994 operating results. Excluding those costs and other fourth quarter adjustments, core operating results for the last two quarters improved in relation to both the prior year and the first and second quarters of 1994, and consolidated assets reached a record high of over $105 million before the end of the fourth quarter. In addition, the board and new management made significant strides toward being released from the Formal Agreement between the Bank and the Office of the Comptroller of the Currency (OCC).

     Consolidated assets were $105 million at December 31, 1994, an increase of $5.4 million, or 5.4%, over the comparable total of $99.8 million at December 31, 1993. Average consolidated assets increased by $4.5 million, or 4.6%, to $101.9 million for 1994 compared to $97.4 million for 1993. The increases were the result of growth in both total and average deposits of 4.3% and 4.0%, respectively. Average earning assets increased by $4.4 million, or 5.2%, and represented 88.2% of consolidated average assets for 1994 compared to 87.7% for 1993. Loans declined to 67% of average earning assets in 1994 compared to 75% in 1993 as rising interest rates subdued an already soft local credit environment. The increasing deposit portfolio and declining loan portfolio funded an increase in the average investment portfolio of $10.5 million, or 68%.

     Consolidated equity increased by $230 thousand to $10.6 million. The increases of $338 thousand and $4 thousand from earnings and option exercises, respectively, were partially offset by a securities valuation adjustment of $112 thousand. The securities valuation adjustment was recorded as a component of equity in accordance with the new Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities which was adopted by the Company in the first quarter of 1994. Consolidated equity as a percentage of consolidated assets decreased to 10.1% from 10.4% as the rate of deposit growth exceeded the equity growth rate. The Bank's total risk-based and leverage capital ratios at December 31, 1994 were 12.7% and 7.9%, respectively, compared to 11.9% and 8.0%, respectively, at December 31, 1993.

     Earnings per share before the cumulative effect of accounting changes declined by 47% in 1994 compared to 1993. Net income and earnings per share were $338 thousand and $.26, respectively, for 1994 compared to net income and earnings per share before the cumulative effect of accounting changes of $640 thousand and $.49, respectively, for 1993. The return on average assets and average equity were .33% and 3.09%, respectively, for 1994 compared to .77% and 7.45%, respectively, for 1993. Rising interest rates and the increase in average earning assets increased the net interest margin by 37 basis points to 5.22%. Although net interest income increased by $553 thousand, or 13%, noninterest income declined by $101 thousand, or 9%, while noninterest expense increased by $1.02 million, or 25%. The increase in noninterest expenses included costs of $433 thousand related to the management transition and fourth quarter charges of nearly $221 thousand to adjust asset valuation reserves.

     The Bank was released in December 1994 from the Formal Agreement between the Bank and the OCC. The agreement was entered into in October of 1992, and achieving full compliance with the portions of the agreement that had not as of yet been adequately addressed was a top priority of both the board and the new management team.


     Net Interest Income and Margin - 1994 compared to 1993

     Net interest income, interest income less interest expense, increased by $553 thousand, or 13%. The increase is largely the net result of changes in the volume, mix and yield of earning assets and deposits. Average earning assets and deposits increased by 5.2% and 4.0%, respectively, and contributed $121 thousand to the overall increase. Net interest margin, net interest income as a percentage of earning assets, increased by 37 basis points to 5.22% from 4.85% and contributed the remaining $432 thousand of the increase in net interest income. While the mix of noninterest bearing and other interest bearing demand deposits increased relative to higher cost certificates of deposit and helped to lower the overall cost of funds, this benefit was more than offset by reduced average loans outstanding and the corresponding increase in investment securities with yields that are lower than the foregone loan yields. Without these mix changes, net interest income would have been $154 thousand higher.

     Noninterest Income - 1994 compared to 1993

     Noninterest income declined by $101 thousand, or 9%, compared to 1993. Service charge income was nearly equal to 1993 while SBA and mortgage income declined by $126 thousand, or 22%. Service charge income was stable despite an increase of nearly 9% in transaction deposit accounts. SBA and mortgage income consists of transaction income in the form of premiums realized upon the sale of loans, and servicing income related to portfolio administration on behalf of the investors to whom loans were sold. Transaction income declined by 39% in 1994 while servicing income increased by 12.5%.

     Noninterest Expense - 1994 compared to 1993

     Total noninterest expenses increased by $1.02 million, or 25%, in 1994 compared to 1993. The most significant components of the change were an increase of $714 thousand, or 60%, in other noninterest expense and an increase of $246 thousand, or 13%, in salaries and employee benefits.

     The largest component of the increase in other noninterest expense was the cost associated with the management changes that took place during 1994. Transition costs and accruals totaled $433 thousand and consisted principally of estimated payments and the related legal and professional costs incurred to settle the claims made by the former president and chief executive officer. Other significant elements of the increase in other noninterest expenses included provisions for losses on the sale of other real estate owned which were $77 thousand in excess of the comparable amount in 1993, increased sundry losses related to fraud and robbery in the amount of $69 thousand, and $45 thousand related to the writedown of equipment to be taken out of service and liquidated. Finally, marketing costs increased by 32% due to increased promotional efforts, while legal costs associated with the resolution of a small number of loan relationships increased general legal costs by 58%. Excluding transitional costs and the other aforementioned costs, the remaining other noninterest expenses increased by approximately 2.25% relative to 1993.

     A significant portion of the increase in salaries and employee benefits is related to several positions that were added in the latter part of 1993 and for which 1994 is the first full year of salary and benefit impact. One branch manager position was also added in 1994. The average increase in compensation for continuing staff positions was approximately 4.5% and made up the remainder of the net increase in salaries and benefits.

     Income Taxes - 1994 compared to 1993

     The 1994 tax provision is a tax benefit of $53 thousand compared to tax expense of $211 thousand for 1993. Although the Company has pre-tax income of $285 thousand for 1994, a taxable book loss is generated after deducting tax free municipal bond income net of disallowed interest expense associated with carrying the bonds. In addition, taxable income for 1994 is significantly in excess of book taxable income as a result of the deferred deductibility of certain outstanding accruals at year end, and this level of taxable income was sufficient to allow the recognition in 1994 of a portion of previously deferred and unrecognized Federal Alternative Minimum Tax credits.

     Investment Securities

     The average investment securities portfolio increased by $10.5 million, or 68%, during 1994. New purchases were concentrated primarily in US Agency discount notes with maturities of less than one year and, to a lesser extent, US Agency bonds with maturities of less than three years. In addition to these purchases, investments were also made in shares of an institutional money market fund that was designed to be competitive with investments in federal funds. The prospect of rising interest rates kept new purchases necessarily short so as to allow the Company and the Bank to take advantage of rising rates.



     Asset Quality and Allowance for Loan Losses

     The allowance for loan losses at December 31, 1994, was $1.13 million or 1.98% of loans outstanding compared to $924 thousand, or 1.5% of loans outstanding at December 31, 1993. The 22% increase in the allowance is related to specific deterioration for certain loans that could be dependent upon real estate collateral that is particularly sensitive to rising interest rates. Nonaccrual loans at December 31, 1994, were $765 thousand, or 7% higher than the balance of $714 thousand at December 31, 1993. The nonaccrual coverage ratio increased to 1.47 times at December 31, 1994, compared to 1.29 times at December 31, 1993. The relative health of the overall portfolio as measured by the portfolio delinquency rate improved during 1994. Portfolio delinquency at December 31, 1994, was 2.71% compared to 5.12% at December 31, 1993.

     The portfolio of other real estate owned declined by $232 thousand during 1994 to $175 thousand at December 31, 1994, compared to $407 thousand at December 31, 1993. The decline for the year included $115 thousand in either losses recognized on the sale of other real estate or provisions necessary to reduce the book value of other real estate owned to fair value.

     Market Price of Company's Stock

     The Company's common stock is traded in the over-the-counter market and is not presently listed on a national exchange or reported by the NASDAQ Stock Market. Trading of the stock has been limited and has been principally been contained within the Corporation's general service area. As of March 1, 1996, there were 1,170 shareholders of record of the Corporation's common stock.

                                  1995          1994
 Bid Price of Common Shares    High   Low    High   Low
- --------------------------------------------------------
     First Quarter             $7.00  6.75   $7.50  6.50
     Second Quarter             7.00  6.75    7.00  6.75
     Third Quarter              7.75  7.00    6.80  6.25
     Fourth Quarter             9.00  7.00    6.75  6.75

     The foregoing prices are based on trades of which the Corporation is aware and reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent specific transactions.

Selected Financial Data


(in thousands except per share amounts)             1995     1994    1993    1992     1991
  Consolidated Statement of Income
- ------------------------------------------------------------------------------------------
Interest Income                                    8,089    7,462   6,907   7,499    8,105
Interest Expense                                   3,138    2,767   2,765   3,646    4,717
Net Interest Income                                4,951    4,695   4,142   3,853    3,388
Provision for Loan Losses                            115      323     327     836      360
Noninterest Income                                   940    1,050   1,151   1,099      917
Noninterest Expense                                4,534    5,137   4,115   3,752    3,411
Net Income                                           843      338     746     294      405
- ------------------------------------------------------------------------------------------
 Per Share Data
 Net Income                                          .64      .26     .57     .23      .31
 Cash Dividends Declared                             .15       --     .10      --       --
- ------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data
 Federal Funds Sold                                3,300    2,000   2,600   4,900    3,800
 Investment Securities                            36,945   33,100  23,956  13,967   11,467
 Loans, net of loss reserve and deferred fees     50,524   55,812  59,943  64,482   68,391
 Note Payable                                      2,585    2,618   2,648   2,674    2,698
 Total Assets                                    103,972  105,167  99,806  98,902  100,256
 Total Deposits                                   89,216   89,979  86,174  85,090   87,485
 Total Stockholders' Equity                       11,564   10,610  10,380   9,653    9,263

     Independent Auditors' Report


     The Board of Directors

     First Financial Bancorp:



     We have audited the accompanying consolidated balance sheets of First Financial Bancorp and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Bancorp and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


     As discussed in Note 1 to the financial statements, the Company changed its method of accounting for marketable securities to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities in 1994. Additionally, as discussed in Note 1 to the financial statements, the Company adopted the provisions of Financial Accounting Standards Board's Statement No. 109, Accounting for Income Taxes in 1993.

                                           /s/ KPMG Peat Marwick LLP


     Sacramento, California

     March 8, 1996

                     FIRST FINANCIAL BANCORP AND SUBSIDIARY
                          Consolidated Balance Sheets
                                 (in thousands)
                           December 31, 1995 and 1994

Assets                                                                     1995     1994
- ----------------------------------------------------------------------------------------
Cash and due from banks (note 2)                                        $  4,488   5,199
Federal funds sold                                                         3,300   2,000
Investment Securities:  (note 3)
  Held-to-maturity securities (at amortized cost, market
  value of $2,170 and $2,118 in 1995 and 1994)                             2,036   2,038
  Available-for-sale securities at fair value                             34,909  31,062
- ----------------------------------------------------------------------------------------
  Total investments                                                       36,945  33,100

Loans, net of deferred loan fees and allowance for loan losses of
$1,320 and $1,500 in 1995 and 1994, respectively (notes 4 & 14)           50,524  55,812

Premises and equipment, net (notes 5 & 8)                                  6,449   6,640
Accrued interest receivable                                                1,139   1,103
Other assets (notes 6 & 12)                                                1,127   1,313
- ----------------------------------------------------------------------------------------
                                                                        $103,972 105,167
========================================================================================
Liabilities and Stockholders' Equity
- ----------------------------------------------------------------------------------------
Liabilities:
  Deposits (notes 7 & 14):
    Noninterest bearing                                                 $  7,863   8,415
    Interest bearing                                                      81,353  81,564
- ----------------------------------------------------------------------------------------
      Total deposits                                                      89,216  89,979

  Accrued interest payable                                                   408     300
  Other liabilities (note 12)                                                199   1,660
  Note payable (note 8)                                                    2,585   2,618
- ----------------------------------------------------------------------------------------
   Total liabilities                                                      92,408  94,557

Stockholders' equity (notes 13 & 17):
  Common stock - no par value; authorized 9,000,000 shares, issued and
  outstanding in 1995, 1,306,996 shares;  in 1994, 1,306,296 shares        7,314   7,310
  Retained earnings                                                        4,059   3,412
  Net unrealized holding gain (loss) on available-for-sale securities        191    (112)
- ----------------------------------------------------------------------------------------
    Total stockholders' equity                                            11,564  10,610
- ----------------------------------------------------------------------------------------
    Commitments and contingencies (notes 9, 10 & 19)                    $103,972 105,167
========================================================================================

       See accompanying notes to consolidated financial statements.

                     FIRST FINANCIAL BANCORP AND SUBSIDIARY
                Consolidated Statements of Stockholders' Equity
                      (in thousands except share amounts)
                  Years Ended December 31, 1995, 1994 and 1993

                                                                                           Unrealized
                                                                   Common Stock             Retained      Securities
                                                                      Shares      Amount    Earnings    Gain(Loss)Net    Total
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1992                                       1,273,500    $7,194       2,459              --    9,653
     Options exercised (Note 13)                                         40,988       112          --              --      112
     Cash dividend declared (Note 13)                                        --        --        (131)             --     (131)
     Net income                                                              --        --         746              --      746
- ------------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1993                                       1,314,488     7,306       3,074              --   10,380

     Shares returned                                                     (8,717)       --          --              --       --
     Options exercised (Note 13)                                            525         4          --              --        4
     Net unrealized loss on available-for-sale securities,
     net of tax effect of $80                                                --        --          --            (112)    (112)
     Net income                                                              --        --         338              --      338
- ------------------------------------------------------------------------------------------------------------------------------
     Balance, December  31, 1994                                      1,306,296     7,310       3,412            (112)  10,610

     Options exercised (Note 13)                                            700         4          --              --        4
     Cash dividends declared (Note 13)                                       --        --        (196)             --     (196)
     Net change in unrealized gain (loss) on available-for-sale
     securities,net of tax effect of $216                                    --        --          --             303      303
     Net Income                                                              --        --         843              --      843
- ------------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1995                                       1,306,996    $7,314       4,059             191   11,564
==============================================================================================================================

     See accompanying notes to consolidated financial statements.

                     FIRST FINANCIAL BANCORP AND SUBSIDIARY
                       Consolidated Statements of Income
                    (in thousands except per share amounts)
                  Years Ended December 31, 1995, 1994 and 1993

                                                     1995   1994    1993
- ------------------------------------------------------------------------
Interest income:
  Loans, including fees                            $6,112  5,910   5,833
Investment securities:
  Taxable                                           1,424  1,047     459
  Exempt from Federal taxes                           353    368     440
Federal funds sold                                    200    134     170
Deposits in banks and other interest income            --      3       5
- ------------------------------------------------------------------------
    Total interest income                           8,089  7,462   6,907
Interest expense:
  Deposit accounts                                  2,859  2,485   2,480
  Other                                               279    282     285
- ------------------------------------------------------------------------
    Total interest expense                          3,138  2,767   2,765
- ------------------------------------------------------------------------
    Net interest income                             4,951  4,695   4,142
Provision for loan losses (note 4)                    115    323     327
- ------------------------------------------------------------------------
    Net interest income after provision
      for loan losses                               4,836  4,372   3,815
Noninterest income:
  Service charges                                     492    556     563
  Premiums and fees from SBA and
    mortgage operations                               393    444     570
 Other                                                 55     50      18
- ------------------------------------------------------------------------
    Total noninterest income                          940  1,050   1,151
Noninterest expense:
  Salaries and employee benefits                    2,231  2,168   1,922
  Occupancy                                           443    420     399
  Equipment                                           374    388     354
  Regulatory assessments                              142    260     253
  Other (Note 11)                                   1,344  1,901   1,187
- ------------------------------------------------------------------------
    Total noninterest expense                       4,534  5,137   4,115
- ------------------------------------------------------------------------
    Income before provision for income taxes        1,242    285     851
Provision for income taxes (note 12)                  399    (53)    211
- ------------------------------------------------------------------------
  Income before cumulative effect of                  843    338     640
    accounting change
  Cumulative effect of change in accounting
    for income taxes (notes 1 & 12)                    --     --     106
- ------------------------------------------------------------------------
    Net Income                                     $  843    338     746
========================================================================
Earnings per share:
Income before cumulative effect of
  accounting change                                 $.64    .26     .49
Cumulative effect of change in accounting
  for income taxes                                    --     --     .08
- ------------------------------------------------------------------------
    Net Income                                      $.64    .26     .57
========================================================================

See accompanying notes to consolidated financial statements

                     FIRST FINANCIAL BANCORP AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                                 (in thousands)
                 Years Ended December 31, 1995, 1994, and 1993

                                                                   1995      1994      1993
- -------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                     $    843       338       746
  Adjustments to reconcile net income to net cash flows
  provided by operating activities:
    Decrease in loans held for resale                               201        32     1,455
    (Decrease) increase in deferred loan income                     (12)       44        13
    Provision for other real estate owned losses                     60       115        38
    Depreciation and amortization                                   422       430       413
    Provision for loan losses                                       115       323       327
    Provision for deferred taxes                                    188      (299)      123
    Increase in accrued interest receivable                         (36)     (249)     (138)
    Increase (decrease) in accrued interest payable                 108        27       (56)
    (Decrease) increase in other liabilities                       (461)      460        44
- -------------------------------------------------------------------------------------------
    (Increase) decrease in other assets                             393     1,312     2,712

Cash flows from investing activities:
    Decrease in certificates of deposit in banks                     --       100        --
    Proceeds from maturity of held-to-maturity securities            --        46        --
    Proceeds from maturity of held-for-investment securities         --        --     3,060
    Proceeds from maturity of available-for-sale securities      20,218    27,104        --
    Proceeds from sale of available-for-sale securities              --     1,000        --
    Purchases of held-for-investment securities                      --        --   (14,049)
    Purchases of available-for-sale securities                  (24,544)  (36,487)       --
    Decrease in loans made to customers                           4,730     3,824     2,631
    Proceeds from the sale of other real estate                      11       316       666
    Purchases of bank premises and equipment                       (231)      (88)     (149)
- -------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities             184    (4,185)   (7,841)

Cash flows from financing activities:
  Net (decrease) increase in deposits                              (763)    3,805     1,084
Payments on notes payable                                           (33)      (30)      (26)
  Proceeds received upon exercise of stock options                    4         4       112
  Dividends paid                                                   (196)     (131)       --
- -------------------------------------------------------------------------------------------
    Net cash (used in) provided by financing activities            (988)    3,648     1,170
- -------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                589       775    (3,959)
Cash and cash equivalents at beginning of year                    7,199     6,424    10,383
- -------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  7,788     7,199     6,424
===========================================================================================

Supplemental Disclosures of Cash Flow Information:
  Cash (paid) received during the year for:
    Interest                                                   $ (3,029)   (2,740)   (2,821)
    Income taxes                                                   (391)      144      (125)

   See accompanying notes to consolidated financial statements

                     FIRST FINANCIAL BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                        December 31, 1995, 1994 and 1993

(1)      Summary of Significant Accounting Policies

         The accounting and reporting policies of First Financial Bancorp (the Company) and its subsidiary, Bank of Lodi, N.A., (the Bank) conform with generally accepted accounting principles and prevailing practices within the banking industry. In preparing the consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expense for the period. Actual results could differ from those estimates applied in the preparation of the consolidated financial statements. The following are descriptions of the more significant accounting and reporting policies:

         (a)   Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiary for all periods presented. All material intercompany accounts and transactions have been eliminated in consolidation.

         (b)   Investment Securities

         The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), as of January 1, 1994. Under the provisions of SFAS 115, the Company designates a security as held-to-maturity or available-for-sale when the security is purchased. The selected designation is based upon investment objectives, operational needs, and intent. The Company does not engage in trading activity.

         Held-to-maturity securities are carried at cost, adjusted for accretion of discounts and amortization of premiums, which are recognized as adjustments to interest income using the interest method. Available-for-sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect reported as a separate component of stockholders' equity until realized. As of December 31, 1995 and 1994, there were no transfers between classifications.

         To the extent that the fair value of a security is below cost and the impairment of value is permanent, a new cost basis is established using the current market value, and the resulting loss is charged to earnings.

         Gains and losses realized upon disposition of securities are recorded as a component of noninterest income on the trade date, based upon the net proceeds and the adjusted carrying value of the securities using the specific identification method.

         (c)   Loans

         Loans are stated at principal balances outstanding, net of deferred origination fees, costs and loan sale premiums. During 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (SFAS 114). A loan within the scope of SFAS 114 is considered impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. Under SFAS 114, an impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. SFAS 114 does not apply to large groups of small balance, homogenous loans that are collectively evaluated for impairment. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by adjusting the allowance for loan loss. SFAS 114 does not change the timing of chargeoffs of loans to reflect the amount ultimately expected to be collected. Loans held for sale are carried at the lower of aggregate cost or market.

         Interest on loans is accrued daily. Nonaccrual loans are loans on which the accrual of interest ceases when the collection of principal or interest is determined to be doubtful by management. It is the general policy of the Company to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more unless the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, accrued and unpaid interest is reversed against current period interest income. Interest accruals are resumed when such loans are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to both principal and interest.

    (d)      Loan Origination Fees and Costs

    Loan origination fees, net of certain direct origination costs, are deferred and amortized as a yield adjustment over the life of the related loans using the interest method, which results in a constant rate of return. Loan commitment fees are also deferred. Commitment fees are recognized over the life of the resulting loans if the commitments are funded or at the expiration of the commitments if the commitments expire un-exercised. Origination fees and costs related to loans held for sale are deferred and recognized as a component of gain or loss when the related loans are sold.

    (e)      Revenue Recognition on Loan Sales

    The Bank originates loans under programs administered by the United States Small Business Administration (SBA). The programs generally provide for SBA guarantees of 75% to 90% of each loan. The Bank's general practice is to sell the guaranteed portion of each loan to third parties and retain the balance in its loan portfolio. A portion of the premium received from the sale of the guaranteed portion is recognized as a gain on the sale, and the remainder of the premium is deferred. The gain is the difference between the market value and allocated book value of the portion sold. The deferred premium is amortized into interest income over the estimated life of the retained portion of the loan using the interest method.

    (f)      Loan Servicing Income

    The Bank services both the sold and retained portions of SBA loans as well as a portfolio of mortgage loans. Servicing income is realized through the retention of an ongoing rate differential between the rate paid by the borrower to the Bank and the rate paid by the Bank to the investor in the loan.

    (g)      Allowance for Loan Losses

    The allowance for loan losses is established through a provision charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Recoveries of amounts previously charged off are added back to the allowance. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, standby letters of credit, overdrafts and commitments to extend credit based on evaluations of collectibility and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay. While management uses these evaluations to recognize the provision for loan losses, future provisions may be necessary based on changes in the factors used in the evaluations. The allowance for loan losses is also subject to review by the Comptroller of the Currency, the Bank's principal regulator.

    (h)      Premises and Equipment

    Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

    Building                                        35 years
    Improvements, furniture, and equipment      3 to 10 years

    Expenditures for repairs and maintenance are charged to operations as incurred; significant betterments are capitalized. Interest expense attributable to construction-in-progress is capitalized.

    (i)  Other Real Estate Owned

    Other real estate owned (OREO) consists of property acquired through foreclosure and is recorded at the time of foreclosure at its fair market value. Thereafter, it is carried at the lower of cost or fair market value less estimated completion and selling costs. If at foreclosure, the loan balance is greater than the fair market value of the property acquired, the excess is charged against the allowance for loan losses. Subsequent operating expenses or income, changes in carrying value, and gains or losses on disposition of OREO are reflected in current operating results. Fair market value is generally determined based upon independent appraisals.

         (j)    Earnings Per Share

         Earnings per common and common share equivalent are calculated by dividing net income by the weighted-average number of common and common share equivalents outstanding during the period. Stock owned by the Employee Stock Ownership Plan is included in the weighted average number of common and common share equivalents outstanding for earnings per share calculations. Stock options are considered common share equivalents for this calculation.

         (k)    Income Taxes

         Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Income tax expense is allocated to each entity of the Company based upon analyses of the tax consequences of each company on a stand alone basis.

         (l)    Statements of Cash Flows

         For purposes of the statements of cash flows, cash, non-interest bearing deposits in other banks and federal funds sold, which generally have maturities of one day, are considered to be cash equivalents.

         (m)    Reclassifications

         Certain reclassifications not affecting net income or stockholders' equity have been made to prior years' balances to conform with the current year's presentation.

(2)      Restricted Cash Balances

         The Bank is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. Aggregate reserves of approximately $788,000 and $789,000 were maintained to satisfy these requirements at December 31, 1995 and 1994, respectively.

(3)  Investment Securities

     Investment securities at December 31, 1995 and 1994 consisted of the following:

                                                  December 31, 1995
                                         Gross       Gross      Estimated
                                       Unrealized  Unrealized     Market   Amortized
                                         Gains       Losses       Value       Cost
- ------------------------------------------------------------------------------------
Held to Maturity
- ----------------
Municipal Securities                  $ 2,036,000    134,000          --   2,170,000
Available for Sale
- ------------------
U.S. Treasury securities              $ 1,599,000     17,000          --   1,616,000
U.S. Agency securities                 16,368,000     62,000      40,000  16,390,000
Municipal securities                    3,560,000    243,000          --   3,803,000
Collateralized mortgage
 obligations                            2,303,000     32,000      35,000   2,300,000
Debt securities                         2,029,000     49,000       1,000   2,077,000
Money market mutual fund                8,640,000         --          --   8,640,000
Investment in Federal Agency
 Stock                                     83,000         --          --      83,000
- ------------------------------------------------------------------------------------
                                       34,582,000    403,000      76,000  34,909,000
- ------------------------------------------------------------------------------------
Total                                 $36,618,000    537,000      76,000  37,079,000
====================================================================================

====================================================================================

                                                  December 31, 1994
                                         Gross       Gross      Estimated
                                       Unrealized  Unrealized     Market   Amortized
                                         Gains       Losses       Value       Cost
- ------------------------------------------------------------------------------------
Held to Maturity
- ----------------
Municipal Securities                  $ 2,038,000     80,000          --   2,118,000

Available for Sale
- ------------------
U.S. Treasury securities              $ 4,392,000      6,000      60,000   4,338,000
U.S. Agency securities                 15,129,000     53,000     177,000  15,005,000
Municipal securities                    3,958,000    142,000      17,000   4,083,000
Collateralized mortgage
 obligations                            3,828,000     27,000     164,000   3,691,000
Debt securities                           249,000         --       2,000     247,000
Liquid cash mutual fund                 3,615,000         --          --   3,615,000
Investment in FederalAgency
 Stock                                     83,000     83,000
- ------------------------------------------------------------------------------------
                                       31,254,000    228,000     420,000  31,062,000
- ------------------------------------------------------------------------------------
Total                                 $33,292,000    308,000     420,000  33,180,000
====================================================================================

    At December 31, 1994, other liabilities included an accrual of $1,000,000 for an investment security purchased prior to December 31, 1994, and settled in January 1995. This transaction had no affect on cash during 1994 and has been excluded from the Consolidated Statement of Cash Flows for 1994. Investment securities totaling $355,000 and $100,000 were pledged as collateral to secure treasury, tax and loan accounts with the Federal Reserve at December 31, 1995 and 1994, respectively.

    Gross realized losses and gains on the sale of available-for-sale investment securities were $1,000 and $0 in 1994, respectively. There were no realized loses or gains on the sale of available-for-sale investment securities in 1995 or 1993.

    Federal Agency stock dividends paid to the Company were $16,000, $7,000, and $5,000 in 1995, 1994 and 1993, respectively.

    The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, or expected maturity where applicable, are shown below. Expected maturities will differ from contractual maturities because certain securities provide the issuer with the right to call or prepay obligations with or without call or prepayment penalties.

                                                 December 31, 1995

                                               Amortized      Market
                                                  Cost        Value
- ----------------------------------------------------------------------
     Held to Maturity
     ----------------
     Due in one year or less                   $   250,000     253,000
     Due after one year through five years       1,786,000   1,917,000
     Due after five years through 10 years              --          --
     Due after 10 years                                 --          --
- ----------------------------------------------------------------------
                                               $ 2,036,000   2,170,000
======================================================================

     Available for Sale
     ------------------
     Due in one year or less................   $19,563,000  19,554,000
     Due after one year through five years..     8,437,000   8,467,000
     Due after five years through 10 years..     4,889,000   5,167,000
     Due after 10 years.....................     1,610,000   1,638,000
- ----------------------------------------------------------------------
                                                34,499,000  34,826,000
- ----------------------------------------------------------------------
                                               $36,535,000  36,996,000
======================================================================

(4)  Loans

     The Bank grants commercial, installment, real estate construction and other real estate loans to customers primarily in the greater Lodi area. Generally, the loans are secured by real estate or other assets. Although the Bank has a diversified loan portfolio, a significant portion of its debtors' ability to honor their contract is dependent upon the condition of the local real estate market.

     Outstanding loans consisted of the following at December 31:

                                                 1995         1994
- ---------------------------------------------------------------------
Commercial                                   $41,538,000   44,847,000
Real estate construction                       3,529,000    5,220,000
Other real estate                              4,020,000    4,589,000
Installment and other                          2,757,000    2,656,000
- ---------------------------------------------------------------------
                                              51,844,000   57,312,000

Deferred loan fees and loan sale premiums       (361,000)    (373,000)
Allowance for loan losses                       (959,000)  (1,127,000)
- ---------------------------------------------------------------------
                                             $50,524,000   55,812,000
=====================================================================

    Included in total loans are loans held for sale of approximately $323,000 and $524,000 for 1995 and 1994, respectively.

    SBA and mortgage loans serviced by the Bank totaled $35,505,000 and $31,598,000, and $29,909,000 in 1995, 1994, and 1993, respectively.

    Changes in the allowance for loan losses were as follows:

                                            1995         1994        1993
- ---------------------------------------------------------------------------
     Balance, beginning of year          $1,127,000     924,000   1,334,000
     Loans charged off                     (482,000)   (175,000)   (763,000)
     Recoveries                             199,000      55,000      26,000
     Provision charged to operations        115,000     323,000     327,000
- ---------------------------------------------------------------------------
     Balance, end of year                $  959,000   1,127,000     924,000
===========================================================================

    Nonaccrual loans totaled approximately $987,000 and $765,000 at December 31, 1995, and 1994, respectively Interest income which would have been recorded on such loans was approximately $161,000, $74,000 and $57,000, in 1995, 1994, and 1993, respectively

    Impaired loans are loans for which it is probable that the Bank will not be able to collect all amounts due The Bank adopted SFAS 114 pertaining to impaired loans on January 1, 1994 December 31, 1995 and 1994, the Bank had outstanding balances of $770,000 and $595,000 in impaired loans which had valuation allowances of $140,000 in 1995 and $158,000 in 1994 The average outstanding balances of impaired loans for the years ended December 31, 1995 and 1994 were $682,000 and $298,000 respectively, on which $22,000 and $40,000, respectively, was recognized as interest income

(5) Premises and Equipment

    Premises and equipment consisted of the following at December 31:

                                                       1995         1994
- ---------------------------------------------------------------------------
Land                                               $   694,000      694,000
Building                                             5,438,000    5,438,000
Leasehold improvements                               1,234,000    1,233,000
Furniture and equipment                              1,582,000    1,444,000
- ---------------------------------------------------------------------------
                                                     8,948,000    8,809,000
 Less accumulated depreciation and amortization     (2,499,000)  (2,169,000)
- ---------------------------------------------------------------------------
                                                    $6,449,000    6,640,000
===========================================================================

    The Company leases a portion of its building to unrelated parties under operating leases which expire in various years.

    The minimum future rentals to be received on noncancelable leases as of December 31, 1995, for each of the next five years and in the aggregate are:

      Year Ending December 31,
- ---------------------------------------------------
                1996                       $ 42,000
                1997                         32,000
                1998                         23,000
                1999                         23,000
                2000                         23,000
- ---------------------------------------------------
    Total minimum future rentals           $143,000
===================================================

(6) Other Real Estate Owned


    Other real estate owned is included in other assets and was $357,000 and $175,000 at December 31, 1995 and 1994, respectively. During 1995, 1994, and 1993, real estate of $254,000, $176,000 and $232,000, respectively, was acquired through foreclosure as settlement for loans These amounts represent noncash transactions, and accordingly, have been excluded from the Consolidated Statements of Cash Flows. The noncash portion of the proceeds from the sale of other real estate totaled $0, $268,000 and $119,000 in 1995, 1994 and 1993, respectively, and has been excluded from the Consolidated Statements of Cash Flows.

 (7)  Deposits

      The following is a summary of deposits at December 31:

                                       1995         1994
- -----------------------------------------------------------
     Demand                         $ 7,863,000   8,415,000
     NOW and Super NOW Accounts      18,910,000  18,842,000
     Money Market                    13,047,000  14,069,000
     Savings                         15,880,000  16,680,000
     Time, $100,000 and over         12,126,000  10,124,000
     Other Time                      21,390,000  21,849,000
- -----------------------------------------------------------
                                    $89,216,000  89,979,000
===========================================================

      Interest paid on time deposits in denominations of $100,000 or more was approximately $561,000, $395,000 and $394,000 in 1995, 1994 and 1993,
      respectively.


 (8)  Note Payable

      During 1991, the Company secured financing of $2,700,000. The remaining balance of the note of $2,585,000 is due November of 1996, is secured by the Company's building and premises, and bears a fixed interest rate of 10.45%.


 (9)  Operating Leases

      The Bank has noncancelable operating leases with unrelated parties for office space and equipment. The lease payments for future years are as follows:


  Year Ending December 31,    Lease Payments
- --------------------------------------------
1996                               $23,000
1997                                 1,000
- --------------------------------------------
                                   $24,000
============================================

    Total rental expense for operating leases was approximately $67,000 in 1995 and $66,000 in 1994 and 1993.



(10) Financial Instruments with Off-Balance Sheet Risk

         In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    At December 31, 1995 and 1994, financial instruments whose contract amounts represent credit risk are as follows:

                                          1995        1994
- -------------------------------------------------------------
       Commitments to extend credit    $9,789,000  11,538,000
=============================================================

=============================================================
       Standby letters of credit       $  153,000      80,000
=============================================================

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates, other termination clauses and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon and accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Upon extension of credit, the amount of collateral obtained, if any, is based on management's credit evaluation of the counter-party. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing or other real estate.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral obtained, if any, is varied.

(11) Other Noninterest Expense

     Other noninterest expense for the years 1995, 1994 and 1993 included the following significant items:

                                             1995      1994      1993
- -----------------------------------------------------------------------
     Management transition expenses      $  18,000   433,000         --
     Directors'  fees                      109,000    84,000     82,000
     Provision for other real estate
       owned losses                         60,000   115,000     38,000
     Legal fees                            142,000    90,000     57,000

(12) Income Taxes

     The provision for income taxes for the years 1995, 1994 and 1993 consisted of the following:

     1995                                              Federal     State     Total
- -----------------------------------------------------------------------------------
     Current                                         $ 143,000    68,000    211,000
     Deferred, net                                     118,000    70,000    188,000
- -----------------------------------------------------------------------------------
       Income tax expense                            $ 261,000   138,000    399,000
===================================================================================

     1994
- -----------------------------------------------------------------------------------
     Current                                         $ 160,000    86,000    246,000
     Deferred, net                                    (220,000)  (79,000)  (299,000)
- -----------------------------------------------------------------------------------
       Income tax expense                            $ (60,000)    7,000    (53,000)
===================================================================================

     1993
- -----------------------------------------------------------------------------------
     Current                                         $  49,000    39,000     88,000
     Deferred, net                                      77,000    46,000    123,000
- -----------------------------------------------------------------------------------
       Income tax expense                            $ 126,000    85,000    211,000
===================================================================================

    Income taxes payable of approximately $25,000 and $173,000 are included in other liabilities at December 31, 1995 and 1994, respectively.

    Deferred tax assets of approximately $324,000 and $728,000 are included in other assets at December 31, 1995 and 1994.

    The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to operating income before income taxes. The reasons for these differences are as follows:

                                                         1995                  1994                1993
                                                  Amount      Rate      Amount      Rate     Amount    Rate
- -----------------------------------------------------------------------------------------------------------
Federal income tax expense, at statutory
 income tax rates                               $ 422,000        34%    97,000         34%   289,000     34%
State franchise tax expense, net of federal
 income tax benefits                               87,000         7     20,000          7     57,000      7
Tax-free municipal interest income               (110,000)       (9)  (118,000)       (41)  (139,000)   (16)
Tax-free loan interest  income                         --        --    (11,000)        (4)        --     --
Change in the beginning of the year deferred
   tax asset valuation allowance                       --        --    (17,000)        (6)    27,000      3
Tax loss carryback benefit                             --        --         --         --    (14,000)    (2)
Other                                                  --        --    (24,000)        (9)    (9,000)    (1)
- -----------------------------------------------------------------------------------------------------------
                                                $ 399,000        32%   (53,000)       (19%)  211,000     25%
===========================================================================================================

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and in 1994 are presented below.

Deferred tax assets:                                            1995        1994
- ----------------------------------------------------------------------------------
Allowance for loan losses                                    $ 271,000     359,000
- -----------------------------------------------------------  ---------   ---------
Reserve for losses on other real estate owned                   77,000      56,000
Deferred loan income                                           114,000     114,000
Deferred compensation                                           76,000      75,000
Alternative minimum tax credit carryforwards                   160,000     162,000
Settlement accruals                                             20,000     191,000
Net unrealized loss on available-for-sale securities, net           --      80,000
 Other                                                          44,000      46,000
- ----------------------------------------------------------------------------------
 Total gross deferred tax assets                               762,000   1,083,000
 Less valuation allowance                                     (133,000)   (133,000)
- ----------------------------------------------------------------------------------
 Deferred tax assets, net of allowance                         629,000     950,000
- ----------------------------------------------------------------------------------
Deferred tax liabilities:
Accumulated depreciation                                       (44,000)    (63,000)
Deferred loan origination costs                                (78,000)    (86,000)
Unrealized gain on available-for-sale securities, net         (136,000)         --
 Other                                                         (47,000)    (73,000)
- ----------------------------------------------------------------------------------
 Total gross deferred tax liabilities                         (305,000)   (222,000)
- ----------------------------------------------------------------------------------
 Net deferred tax asset                                      $ 324,000     728,000
==================================================================================

         There was no change in the valuation allowance for deferred tax assets for the year ended December 31, 1995. The valuation allowance for deferred tax assets as of January 1, 1994, was $150,000. The net change in the total valuation allowance for the year ended December 31, 1994, was a decrease of $17,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1995 and 1994.

    At December 31, 1995, the Company has alternative minimum tax credit carryforwards of approximately $160,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

    As discussed in note 1 (k), the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as of January 1, 1993. The cumulative effect of adopting Statement 109 of $106,000 was determined as of January 1, 1993, and is reported separately in the consolidated statement of income for the year ended December 31, 1993.


(13) Stockholders' Equity

     (a)    Stock Options

     In December 1982, the Board of Directors adopted the First Financial Bancorp 1982 Stock Incentive Plan. A total of 250,000 shares of the Company's common stock were reserved for issuance under the Plan. Options were granted at an exercise price not less than the fair market value of the stock at the date of grant and became exercisable over varying periods of time and expired 10 years from such date.

     In February 1991, the Board of Directors adopted the First Financial Bancorp 1991 Employee Stock Option Plan and Director Stock Option Plan. The maximum number of shares issuable under the Employee Stock Option Plan is 178,500. The maximum number of shares issuable under the Director Stock Option Plan was 55,000. Options are granted at an exercise price of at least 100% and 85% of the fair market value of the stock on the date of grant for the Employee Stock Option Plan and the Director Stock Option Plan respectively. The 1991 Plans replaced the 1982 Plan; however, this does not adversely affect any stock options outstanding under the 1982 Plan. In May, 1995, the 1991 Director Stock Option Plan was amended to grant in 1995 options that were otherwise grantable in subsequent years.

     Transactions during 1995, 1994 and 1993 related to the stock option plan were as follows:

                                          Shares       Options Outstanding
                                         Available              Exercise Price
                                         For Grant     Shares      Per Share
- --------------------------------------------------------------------------------
Balance, December 31, 1992                211,800      94,469     $ 4.54 - 10.43
================================================================================
  Options granted                         (39,725)     39,725     $ 6.80 -  7.50
================================================================================
  Options exercised                            --     (66,556)    $ 4.54 -  8.57
================================================================================

Balance, December 31, 1993                172,075      67,638     $ 6.80 - 10.43
================================================================================
  Options granted                        (139,725)    139,725     $ 5.74 -  6.75
================================================================================
  Options exercised                            --        (525)    $ 6.80
================================================================================
  Options surrendered                      50,000     (50,000)    $ 7.50
================================================================================

Balance, December 31, 1994                 82,350     156,838     $ 5.74 - 10.43
================================================================================
  Options granted                         (55,350)     55,350     $ 5.78 -  6.80
================================================================================
  Options exercised                            --        (700)    $ 5.74 -  6.50
================================================================================
  Options expired                              --      (1,764)    $10.43
================================================================================

Balance, December 31, 1995                 27,000     209,724     $ 5.74 - 10.43
================================================================================


         At December 31, 1995, options for 46,414 shares were exercisable at prices varying from $5.74 to $10.43 per share. Options exercised during 1993 included options exercised in a cashless manner whereby no cash is paid by the optionee, and the actual shares issued are determined by dividing the difference between the options gross market value and option price by the market value per share of the stock on the date of exercise. The effect of cashless exercises was to reduce the shares otherwise issuable under those options by 25,568 shares.

         (b)    Employee Stock Ownership Plan

         Effective January 1, 1992, the Bank established the Bank of Lodi Employee Stock Ownership Plan. The plan covers all employees, age 21 or older, beginning with the first plan year in which the employee completes at least 1,000 hours of service. The Bank's annual contributions to the plan are made in cash and are at the discretion of the Board of Directors based upon a review of the Bank's profitability. A contribution of approximately $56,000 was approved for 1995 and is included as part of salaries and benefits expense. Contributions for 1994 and 1993 totaled approximately $25,000 and $78,000, respectively. As of December 31, 1995, the plan owned 17,429 shares of Company Common Stock.

         Contributions to the plan are invested primarily in the Common Stock of First Financial Bancorp and are allocated to participants on the basis of salary in the year of allocation. Benefits become 20% vested after the third year of credited service, with an additional 20% vesting each year thereafter until 100% vested after seven years.

         (c)    Dividends and Dividend Restrictions

         On November 10, 1993, the Company's Board of Directors declared a cash dividend of ten cents per share payable on March 1, 1994, to shareholders of record on December 31, 1993. On April 20, 1995, the Company's Board of Directors declared a cash dividend of five cents per share payable on May 30, 1995, to shareholders of record on May 15, 1995. On July 27, 1995, the Board of Directors declared a cash dividend of five cents per share payable on August 30, 1995, to shareholders of record on August 15, 1995. On November 22, 1995, the Board of Directors declared a cash dividend of five cents per share payable on November 30, 1995, to shareholders of record on November 15, 1995. On January 25, 1996, the Board of Directors declared a cash dividend of five cents per share payable February 28, 1996 to shareholders of record on February 15, 1996.

         The Company's principal source of funds for dividend payments is dividends received from its subsidiary Bank. Under applicable Federal laws, permission to pay a dividend must be granted to a Bank by the Comptroller of the Currency if the total dividend payment of any national banking association in any calendar year exceeds the net profits of that year, as defined, combined with net profits for the two preceding years. At December 31, 1995, there were Bank retained earnings of $2,121,000 free of this condition.

         (d) Weighted Average Shares Outstanding

         Weighted-average shares used in the computation of earnings per share were 1,321,764, 1,306,514 and 1,308,458 for 1995, 1994 and 1993,
         respectively.

    (14) Related Party Transactions

         During the normal course of business, the Bank enters into transactions with related parties, including directors, officers, and affiliates. These transactions include borrowings from the Bank with substantially the same terms, including rates and collateral, as loans to unrelated parties. At December 31, 1995 and 1994, respectively, such borrowings totaled $1,803,000 and $2,536,000. Deposits of related parties held by the Bank totaled $1,800,000 and $2,117,000 at December 31, 1995 and 1994, respectively.

The following is an analysis of activity with respect to the aggregate dollar amount of loans made by the Bank to directors, officers and affiliates for the years ended December 31:

                                       1995         1994
- ----------------------------------------------------------
     Balance, beginning of year    $ 2,536,000   2,331,000
     Loans funded                    1,290,000     694,000
     Principal repayments           (2,023,000)   (489,000)
- ----------------------------------------------------------
     Balance, end of year          $ 1,803,000   2,536,000
==========================================================

(15) Parent Company Financial Information

This information should be read in conjunction with the other notes to the consolidated financial statements. The following presents summary balance sheets as of December 31, 1995 and 1994, and statements of income, and cash flows information for the years ended December 31, 1995, 1994, and 1993.

Balance Sheets:

Assets                                                              1995                      1994
- --------------------------------------------------------------------------------------------------
Cash in bank                                                  $   45,000                   123,000
Investment securities available-for-sale, at fair value          382,000                   509,000
Premises and equipment, net                                    4,418,000                 4,560,000
Investment in wholly-owned subsidiary                          9,238,000                 8,000,000
Other assets                                                      66,000                    77,000
- --------------------------------------------------------------------------------------------------
                                                             $14,149,000                13,269,000
==================================================================================================

Liabilities and Stockholders' Equity
- --------------------------------------------------------------------------------------------------
Note payable                                                 $ 2,585,000                 2,618,000
Accounts payable and other liabilities                                --                    41,000
- --------------------------------------------------------------------------------------------------
  Total liabilities                                            2,585,000                 2,659,000
- --------------------------------------------------------------------------------------------------

Common stock                                                   7,314,000                 7,310,000
Retained earnings                                              4,059,000                 3,412,000
Unrealized holding gain (loss) on available-
  for-sale securities, net                                       191,000                  (112,000)
- --------------------------------------------------------------------------------------------------
  Total stockholders' equity                                  11,564,000                10,610,000
- --------------------------------------------------------------------------------------------------
                                                             $14,149,000                13,269,000
==================================================================================================

Income Statements:                                                 1995         1994         1993
- --------------------------------------------------------------------------------------------------
Interest from subsidiary                                       $      --        6,000        8,000
Rent from subsidiary                                             456,000      445,000      424,000
Interest from unrelated parties                                   23,000       18,000       23,000
Other expenses                                                  (610,000)    (586,000)    (568,000)
Equity in undistributed income of subsidiary                     935,000      385,000      800,000
Income tax benefit                                                39,000       70,000       88,000
- --------------------------------------------------------------------------------------------------
  Income before cumulative effect of accounting change           843,000      338,000      775,000
  Cumulative effect of change in accounting
    for income taxes                                                  --           --       29,000
- --------------------------------------------------------------------------------------------------
    Net income                                                $  843,000      338,000      746,000
==================================================================================================

Cash Flow Statements:                                              1995         1994         1993
- --------------------------------------------------------------------------------------------------
Net Income                                                   $   843,000      338,000      746,000
  Adjustments to reconcile net income to net cash
    flows provided by operating activities:
  Depreciation and amortization                                  142,000      142,000      170,000
  Provision for deferred taxes                                     4,000       (7,000)      26,000
  (Decrease) increase in other liabilities                       (41,000)     (90,000)     131,000
  Decrease in other assets                                         7,000       34,000       60,000
  Increase in equity of subsidiary                              (935,000)    (385,000)    (800,000)
- --------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                        20,000       32,000      333,000

Proceeds from sale of available-for-sale securities              127,000           --           --
Purchase of available-for-sale securities                             --     (509,000)          --
Decrease (increase) in loans                                          --      220,000       (4,000)
- --------------------------------------------------------------------------------------------------
Net cash provided by (used by) investing activities              127,000     (289,000)      (4,000)

Payments on notes payable                                        (33,000)     (30,000)     (26,000)
Proceeds received upon exercise of stock options                   4,000        4,000      112,000
Dividends paid                                                  (196,000)          --     (131,000)
- --------------------------------------------------------------------------------------------------
Net cash used by financing activities                           (225,000)     (26,000)     (45,000)
- --------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                  (78,000)    (283,000)     284,000

- --------------------------------------------------------------------------------------------------
Cash at beginning of year                                        123,000      406,000      122,000
- --------------------------------------------------------------------------------------------------
Cash at end of year                                             $ 45,000      123,000      406,000
==================================================================================================

(16) Lines of Credit

     The Company has two lines of credit with correspondent banks totaling $3,500,000. As of December 31, 1995 and 1994, no amounts were outstanding under these lines of credit.


(17) Regulatory Matters

     The Federal Deposit Insurance Corporation (FDIC) has specified guidelines for purposes of evaluating a Bank's capital adequacy. Banks are required to satisfy two separate capital requirements.

     First, a bank must meet a minimum leverage capital ratio ranging from 3% to 5% based upon the bank's CAMEL (capital adequacy, asset quality, management, earnings, and liquidity) rating. At December 31, 1995, the Bank's leverage capital ratio was 8.96%.

     Second, a bank must meet a minimum risk-based capital ratio of 8.00%. Risk-based capital guidelines vary from leverage capital guidelines by redefining the components of capital, categorizing assets into different risk classes, and including certain off-balance sheet items in the calculation of the capital ratio. The effect of the risk-based capital guidelines is that banks with high risk exposure will be required to raise additional capital while institutions with low risk exposure could, with the concurrence of regulatory authorities, be permitted to operate with lower capital ratios. At December 31, 1995, the Bank's risk-based capital ratio was 15.08%.

(18) Fair Values of Financial Instruments

     Effective December 31, 1995, the company adopted the provisions of SFAS 107 "Disclosures About Fair Value of Financial Investments," which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and federal funds sold are a reasonable estimate of fair value.

     Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. (See note 3).

     Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (e.g., commercial real estate, mortgage loans, commercial and construction loans, and installment loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Commitments to extend credit and standby letters of credit: The majority of commitments to extend credit and standby letters of credit contain variable rates of interest and credit deterioration clauses, and therefore, the carrying value of these credit commitments approximates fair value.

     Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

     Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets, premises, and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

    The estimated fair values of the Bank's financial instruments are approximately as follows:

                                                          1995
                                               ------------------------
                                                 Carrying       Fair
                                                  Amount       Value
- -----------------------------------------------------------------------
Financial assets:
  Cash and federal funds sold                  $ 7,788,000    7,788,000
  Investment securities                        $36,945,000   37,079,000
Loans:
  Gross Loans                                  $51,844,000   51,542,000
  Less:
  Allowance for loan losses                       (959,000)    (959,000)
  Deferred loan fees and loan sale premiums       (361,000)    (361,000)

  Net loans                                    $50,524,000   50,222,000
- -----------------------------------------------------------------------

- -----------------------------------------------------------------------
Financial liabilities:
  Deposits:
    Demand                                     $ 7,863,000    7,863,000
    Now and Super Now accounts                  18,910,000   18,910,000
    Money Market                                13,047,000   13,047,000
    Savings                                     15,880,000   15,880,000
    Time                                        33,516,000   33,620,000
- -----------------------------------------------------------------------
  Total deposits                               $89,216,000   89,320,000

  Note payable                                   2,585,000    2,585,000

                                                 Contract       Carrying      Fair
                                                  Amount         Amount       Value
- ------------------------------------------------------------------------------------
Unrecognized financial instruments:
- ------------------------------------------------------------------------------------
  Commitments to extend credit                 $ 9,789,000           --       98,000
  Standby letters of credit                        153,000           --        2,000

(19) Legal Proceedings

     The bank is involved in various legal actions arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these matters will not have a material effect on the Bank's financial condition, results of operations, or liquidity.

(20) Derivative Financial Instruments

     In October, 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments (SFAS 119), effective for financial statements issued for fiscal years ending after December 15, 1994. This statement requires certain disclosures for off-balance sheet derivative financial instruments. As of December 31, 1995, the Company has no off-balance sheet derivatives requiring additional disclosure under the provisions of SFAS 119. The Company holds $2,300,000 in collateralized mortgage obligations and $3,568,000 in structured notes as of December 31, 1995, which are considered derivative financial instruments under the provisions of SFAS 119. These investments are held in the available-for-sale portfolio.

(21) Prospective Accounting Pronouncements

     (a)  Stock Based Compensation

     In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). This statement is effective for fiscal years beginning after December 15, 1995. SFAS 123 defines a fair value method of accounting for employee stock options issued and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for stock option plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees and to instead make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting as defined by SFAS 123 had been applied. It is management's intention to account for stock options under APB Opinion No. 25.

     (b)  Long-Lived Assets

     In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121). The provisions of SFAS 121 are effective for financial statements issued for years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, this statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of the carrying amount or fair value less cost to sell. It is management's opinion that applying the provisions of this statement will not have a significant effect on the Company's financial position.