Form 10-K, Exhibit 13
period 1996-12-31
FIRST FINANCIAL BANCORP /CA/
filed 1997-03-31
CIK 729502

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

Overview of Operating Results - 1996 compared to 1995

     Earnings per share decreased by 26.6% in 1996 compared to 1995. Net income and earnings per share were $640 thousand and $.47, respectively, for 1996 compared to net income and earnings per share of $843 thousand and $.64, respectively, for 1995 . The return on average assets and average equity were
 .60% and 5.4%, respectively, for 1996 compared to .83% and 7.4%, respectively, for 1995. Falling interest rates and a lower portion of loans in the mix of earning assets resulted in a decrease in the net interest margin of 37 basis points to 5.15%. Although net interest income decreased by $160 thousand, or 3.2%, noninterest income increased by $149 thousand, or 15.9%, reflecting growth in service charge income as well as SBA and mortgage income. The provision for loan losses increased by $195 thousand, or 170%, reflecting isolated loss exposure in a small number of loan relationships. Noninterest expenses increased by $142 thousand, or 3.1%.

     Consolidated assets were $104.9 million at December 31, 1996, an increase of $1 million, or .9%, over the comparable total of $103.9 million at December 31, 1995. Average consolidated assets increased by $4.4 million, or 4.4%, to $105.7 million for 1996 compared to $101.3 million for 1995. Average earning assets increased by $3.4 million, or 3.7%, and represented 88% of consolidated average assets for 1996 compared to 88.5% for 1995. Loans declined to 59% of average earning assets in 1996 compared to 63% in 1995. The declining loan portfolio funded an increase in the average investment portfolio of $5.0 million, or 16.8%. The growth in average earning assets was funded principally by deposit growth. Year end and average deposits increased by $3 million and $4.3 million, respectively. Noninterest bearing demand deposits increased by $1.1 million, or 16%. The mortgage debt that was secured by the company's headquarter building matured in November and was paid off.

     Consolidated equity increased by $325 thousand to $11.9 million. The increases of $640 thousand and $10 thousand from earnings and option exercises, respectively, provided total additions to consolidated equity of $650 thousand. Consolidated equity was reduced by the $261 thousand in dividends declared during 1996 and the $64 thousand reduction in net unrealized holding gains on available-for-sale securities. Consolidated equity as a percentage of consolidated assets increased to 11.3% from 11.1%. The Bank's total risk-based and leverage capital ratios at December 31, 1996, were 17.0% and 10.8%, respectively, compared to 15.1% and 9.0%, respectively, at December 31, 1995.

Net Interest Income, Margin, and Spread - 1996 compared to 1995

     Net interest income, interest income less interest expense, decreased by $160 thousand, or 3.2%. Although average earning assets and deposits increased by 3.7% and 5.0%, respectively, the increased net interest income resulting from these improved volumes was offset by the net result of changes in the mix and yield of average earning assets and average deposits. Net interest margin, net interest income as a percentage of earning assets, decreased by 37 basis points to 5.15% from 5.52%. The improvement in net interest income as a result of increased earning asset and deposit volumes was $141 thousand. The reduction from lower rates and changes in mix was $301 thousand.

     Interest income decreased by $44 thousand, or .5%. Earning asset yields decreased to a weighted average of 8.65% from 9.02%, and decreased interest income by $179 thousand before the impact of higher average earning asset volume and lower average loans relative to total average earning assets. The impact of rising earning asset volumes produced an increase in interest income of $304 thousand. Average loans fell to 59% of earning assets for 1996 compared to 63% for 1995, while average investments increased to 37% of average earning assets for 1996 compared to 33% for 1995. Had the average earning asset mix for 1996 been equal to the mix for 1995, interest income would have been $169 thousand higher in 1996.

     Interest expense increased by $116 thousand, or 3.7%, from 1995 to 1996. The increase in average deposits and other funding of $4.3 million, or 5.0%, resulted in an increase in interest expense of $163 thousand. The average cost of deposits and other funding decreased by 4 basis points as increases in certificate of deposit yields were offset by decreases in interest bearing demand deposit yields. Although the mix of average certificates of deposits to total average deposits held steady at 37%, noninterest bearing demand deposits increased to 9% of average deposits. Changes in the mix of average deposits had a favorable impact on interest expense of $55 thousand.

Exposure to Interest Rate Fluctuations

     The structure of earning assets and liabilities both during and at the end of 1996 were such that net interest income and earnings were at risk to increases in interest rates. During 1996, there was approximately $.80 in earning assets subject to repricing for every $1.00 in deposits subject to repricing on a rolling, cumulative, twelve-month basis, representing a cumulative twelve-month repricing gap of 80%. The practical reality of this sensitivity position is predicated upon the assumption that earning assets and liabilities that are subject to repricing will reprice in concert with the general rate movement in the money and credit markets. While this assumption was generally borne out with respect to repricable assets, repriceable deposits lagged the overall movement in interest rates and net interest margin tightened as a result. A similar but inverse pattern occurs during periods of rising interest rates.

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

Provision for Loan Losses - 1996 compared to 1995

     The provision for loan losses was approximately 170%, or $195 thousand more than in 1995. In relation to average loans outstanding, the provision for loan losses in 1996 was .57% compared to .20% in 1995. Net loans charged off during 1996 were $62 thousand compared to $283 thousand in 1995. Gross charge-offs for 1996 were $334 thousand compared to $482 thousand in 1995. $272 thousand in previously charged off loans were recovered during 1996 compared to $199 thousand during 1995. The provision for loan losses is derived through the maintenance of an adequate reserve for loan losses. To the extent that the reserve for loan losses needs to be increased or decreased after adjustment for net chargeoffs, a provision for loan losses is charged against or credited to earnings with a corresponding adjustment to the reserve for loan losses. The loan loss reserve is discussed in the asset quality and allowance for loan losses section of management's discussion and analysis.

Noninterest Income - 1996 compared to 1995

     Noninterest income increased by $149 thousand, or 15.9%, compared to 1995. Service charge income increased by $67 thousand while SBA and mortgage income increase by $80 thousand, or 20.4%. The increase in service charge income is attributable to an increase in demand deposit accounts and the elimination of certain service charge waivers that were based upon account balances. Demand deposit accounts increased by 15.3% from December 31, 1995 to December 31, 1996. SBA and mortgage income consists of transaction income in the form of premiums realized upon the sale of loans, and servicing income related to portfolio administration on behalf of the investors to whom loans were sold. Transaction income increased by 36% in 1996 while servicing income increased by 9%.

     Income from the sale of SBA loans increased by $61 thousand, or 41%, in 1996 compared to 1995. SBA servicing income increased by $9 thousand, or 5%, in 1996 compared to 1995. The volume of loans sold increased in 1996 relative to 1995 as significant business development efforts that started during the previous year began to yield results. Income from the sale of mortgage loans declined by $6 thousand, or 16%, while servicing income increased by $10 thousand, or 33%. Mortgage activity increased during 1996 due a favorable interest rate environment; although competitive forces reduced margins.

Noninterest Expense - 1996 compared to 1995

     Total noninterest expenses increased by $142 thousand, or 3.1%, in 1996 compared to 1995. The most significant components of the change were an increase of $40 thousand, or 9%, in occupancy expense, a 72% decline in regulatory assessments, and an increase of $215 thousand, or 16%, in other noninterest expenses. Although salaries and employee benefits declined slightly relative to 1995, there where changes in the character of the expenses in this category. Actual direct payroll expense declined by approximately 2.2% in part reflecting the foregoing of salary increases for officers, labor savings related to the implementation of new information systems, and a vacancy during the year in one officer position. In addition, contributions to the Employee Stock Ownership plan declined by $19 thousand, or 34%. Deferral of labor costs associated with originating loans increased by $57 thousand due to increased lending activity. During 1996, the Board of Directors of Bank of Lodi adopted a management incentive plan that specifies performance-driven incentives for specific officer classes throughout the banks operations. Accruals under this incentive plan for 1996, inclusive of related taxes, were $80 thousand.

     The increase in occupancy expense resulted from the full year impact of a vacancy of approximately 4,500 feet of space that was vacated by a tenant at the company's headquarters building as of October 1, 1995.

     Effective June 1, 1995, the Federal Deposit Insurance Corporation (FDIC) made significant changes to its deposit insurance premium schedule. The deposit insurance expense of the Bank of Lodi was significantly reduced as a result of the FDIC changes. Bank of Lodi's principal regulator, the Office of the Comptroller of the Currency (OCC), has also reduced its annual assessment rates. Regulatory assessments for 1996 were below the 1995 level by $102 thousand. The benefit from reductions in regulatory assessments is subject to change in the future based upon the level of reserves in the FDIC's Bank Insurance Fund.

     The principal component of the increase in other noninterest expenses was an increase of $67 thousand in legal and professional costs. The majority of this increase represents legal costs associated with resolving problem assets. The remainder consists of consulting expenses associated with strategic planning efforts. In addition to increased legal and professional expenses, costs associated with higher deposit and lending transaction volumes increased as well. These costs included telephone, postage, supplies, forms, and travel. Promotional expenses also increased as efforts to generate new business were ongoing.

Income Taxes - 1996 compared to 1995

     The current year tax provision is $254 thousand compared to $399 thousand for 1995, reflecting an approximate proportional decline in pretax income. The company had an effective tax rate that was below statutory rates due to the continued benefit of tax-free interest income from municipal securities holdings.

Earning Assets

     An increase in average earning assets for 1996 relative to 1995 was driven by the growth in average deposits. Average earning assets for 1996 were $93.0 million, for an increase of $3.4 million, or 3.7%, over 1995. The mix of earning assets changed during 1996. Average loans declined by $1.9 million, or 3.4%. The funds available from the decline in average loans and the increase in average deposits funded an increase in the investment portfolio. The mix of average loans, investments, and federal funds was 59%, 37%, and 4% for 1996, respectively, compared to 63%, 33%, and 4% for 1995, respectively. Changes in the relative yields of significant earning asset components are discussed in the net interest margin portion of management's discussion and analysis.

Loan Portfolio

     The average loan portfolio was $54.5 million for 1996 compared to $56.5 million for 1995. Although the average portfolio declined during 1996, there was significantly more lending activity during 1996 compared to 1995. The increased activity was not sufficient to overcome the significant maturities and payoffs that occurred during the fourth quarter of 1995. The portfolio segments that experienced the greatest declines were commercial and real estate lending. The average commercial portfolio declined by $1million, or 3.6%, while the average real estate portfolio declined by $1 million, or 5.5%. At December 31, 1996, the loan portfolio was $53.9 million, or 4.4% greater than the loan portfolio at December 31, 1995.

     The most significant component of the loan portfolio is commercial loans. At December 31, 1996, commercial loans represented 78% of the loan portfolio. The commercial loan portfolio includes agricultural loans, working capital loans to businesses in a number of industries, and loans to finance commercial real estate. Agricultural loans represent approximately 29% of the commercial loan portfolio. Agricultural loans are diversified amongst a number of agricultural areas including dairies, orchards, row crops, vineyards, cattle, and contract harvesting. Agricultural lending risks are generally related to the potential for volatility of agricultural commodity prices. Commodity prices are affected by government programs to subsidize certain commodities, weather, and the potential for changes in overall demand and supply. The remaining commercial loans are to business entities in a number of industries throughout the greater Lodi, California area. Lending risk in this sector of the commercial loan portfolio is related to the health of the local economy and real estate market.

Investment Securities

     The average investment securities portfolio increased by $5 million, or 16.8%, during 1996. The increase in the portfolio was generally funded by the reductions in the average loan portfolio of $2.0 million and growth in average deposits of $4.3 million. New purchases were concentrated primarily in US Agency securities. A number of the US Agency securities purchased had final maturites of from three to fifteen years but were callable beginning from six months to three years from the issue date. Although these securities are likely to be called in the event that interest rates are stable or declining, they have incrementally better yields over securities of like maturity on a callable or final basis to compensate for the risk of being called or provide some cushion in the event that rates rise and the security is not called. In addition to these purchases, investments were also made in shares of institutional money market funds that were designed to be competitive with investments in federal funds. The focus upon short-term investments and money market equivalents can be directly related to the prevailing interest rate environment during 1996.

     As discussed in note 1 (a) to the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994. At December 31, 1996, the market value of the investment portfolio was in excess of cost by $315 thousand compared to cost being in excess of market at December 31, 1995, by $461 thousand.

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

     The amortized cost of the Bank's structured note portfolio at December 31, 1996 and 1995 was $2.1 million and $3.6 million, respectively, and represented approximately 5.7% and 9.7%, respectively, of the investment portfolio. The market value of the structured note portfolio at December 31, 1996 and 1995 was $2.1 million and $3.6 million, respectively. All of the structured notes were issued by Federal Agencies and therefore carry the implied AAA credit rating of the Federal Government. Approximately $1.6 million of the structured note portfolio carries floating rate coupons that generally lag overall movements in market interest rates, while the remaining $500 thousand are now fixed after having previously adjusted upward based upon a predefined schedule. The average final maturity of the structured note portfolio at December 31, 1996 and 1995 was approximately one half year and one years, respectively.

Asset Quality and Allowance for Loan Losses

     The allowance for loan losses at December 31, 1996, was $1.2 million or 2.24% of loans outstanding compared to $959 thousand, or 1.86% of loans outstanding at December 31, 1995. Nonaccrual loans at December 31, 1996, were $898 thousand compared to $987 thousand at December 31, 1995. The nonaccrual coverage ratio increased to 1.23 times at December 31, 1996, compared to .97 times at December 31, 1995. The increased reserve level and coverage ratios reflect both increased lending volumes as well as increased credit risk within the nonaccrual portion of the loan portfolio. The relative health of the remaining portfolio as measured by the portfolio delinquency rate continued to improve during 1996. Loan portfolio delinquency at December 31, 1996, was 2.14% compared to 2.57% at December 31, 1995.

     Other real estate owned represents property acquired through foreclosure or by taking a deed in lieu of foreclosure. The portfolio of other real estate owned increased by $43 thousand during 1996 to $400 thousand at December 31, 1996, compared to $357 thousand at December 31, 1995. Provisions made during 1996 to recognize the impairment of other real estate owned values totaled $35 thousand compared to $60 thousand in 1995. As discussed in Note 1 (c) of the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, during the first quarter of 1994. Among other provisions, Statement No. 114 eliminates the application of in-substance foreclosure accounting.

Deposits

     Average deposits increased by $4.3 million, or 5.0%, in 1996 compared to 1995. Average noninterest bearing deposits increased by $1.1 million, or 16%, in addition to the 17% growth in this deposit category last year. Average negotiable order of withdrawal (NOW), money market and savings deposits increased by $1.5 million, or 3.1%, in the aggregate. Average certificates of deposit increased by $1.8 million, or 5.4%. The increase in noninterest bearing demand deposits was due in part to an emphasis on developing business demand deposits in connection with developing overall business banking relationships. These efforts benefited from the merger activity of large banks during 1996. A significant portion of new account relationships were former customers of larger institutions that were not willing to accept the disruption of those transactions and were dissatisfied with what they believed were deteriorating service levels at those institutions. The changes in the average deposit balances increased the mix of noninterest bearing demand balances to 9% in 1996 from 8% 1995.

Capital

     Consolidated capital increased by $325 thousand, or 2.8%, during 1996. The increase was due primarily to net income of $640 thousand less both dividends paid of $261 thousand and the after-tax valuation adjustment of $64 thousand related to marking the available for sale securities portfolio to market at December 31, 1996, compared to December 31, 1995. The consolidated capital to assets ratio increased to 11.3% at December 31, 1996, from 11.1% at December 31, 1995.

     The Bank's total risk-based and leverage capital ratios at December 31, 1996, were 17.0% and 10.8%, respectively, compared to 15.1% and 9.0%, respectively, at December 31, 1995. The increase reflects both the impact of bank earnings and a capital contribution from First Financial to Bank of Lodi. On November 14, 1996, First Financial Bancorp transferred title of its headquarters building to Bank of Lodi. For regulatory accounting purposes, the building was transferred to the Bank at its fair value of $4.25 million, and the Bank assumed the mortgage on the building. The equity in the building represented a contribution of capital to the Bank. The leverage and total risk-based capital ratios at December 31, 1996, are in excess of the required regulatory minimums of 3% and 8%, respectively. The Bank's capital ratios will decline as of the first quarter of 1997 due to the acquisition of three branches from Wells Fargo Bank; however, all capital ratios are expected to remain in excess of the regulatory minimums for a Well Capitalized institution.

Liquidity

     Liquidity is managed on a daily basis by maintaining cash, federal funds sold, and short-term investments at levels commensurate with the estimated requirements for loan demand and fluctuations in deposits. Loan demand and deposit fluctuations are affected by a number of factors, including economic conditions, seasonality of the borrowing and deposit bases, and the general level of interest rates. The bank maintains two lines of credit with correspondent banks as a supplemental source of short-term liquidity in the event that salable investment securities and loans or available new deposit funding are not adequate to meet liquidity needs. The Bank may also borrow on a short-term basis from the Federal Reserve in the event that other liquidity sources are not adequate. At December 31, 1996, liquidity was considered adequate, and funds available in the local deposit market and scheduled maturities of investments are considered sufficient to meet long-term liquidity needs. Compared to 1995, liquidity increased during 1996 as a result of the reduction in average loans outstanding, increases in average deposits, and the corresponding additions to the investment portfolio that carry a greater degree of liquidity than loans. In November, 1996, the mortgage debt related to the headquarter building matured and was paid off as the opportunity cost of using otherwise liquid funds to pay the mortgage debt was lower than rates that would have been paid had the mortgage been refinanced.

     The Bank's liquidity will increase further during the first quarter of 1997 due to the acquisition of three branches form Wells Fargo Bank. The acquisition will add approximately $32 million in liquid funds to the Bank based upon deposits acquired less the purchase price to be paid for the branches tangible and intangible assets.

Investment in Bank Premises and Equipment

     In 1996, investments in bank premises and equipment totaled $1.2 million in comparison to $231 thousand invested in 1995. Approximately $350 thousand of the expenditures are the initial investment related to the acquisition of three branches to be purchased from Wells Fargo Bank during the first quarter of 1997. The most significant investment during the year was the new information system for which installation and conversion was completed in June at a cost of $475 thousand in addition to the $100 thousand invested in this project during 1995. Investment in enhancements and upgrades to this system during the latter part of 1996 in order to expand functionality to prepare for growth totaled $245 thousand. Investment in other furniture, fixtures, and equipment totaled $130 thousand for 1996.

     In the first quarter of 1997, the Bank will complete the purchase of the Galt, Plymouth, and San Andreas branches of Wells Fargo Bank. The Bank will be assuming the deposits of each branch and purchasing the real property, personal property, and certain intangible assets associated with each branch. The total purchase price is expected to be approximately $2.34 million. Costs associated with acquiring the branches and converting them to Bank of Lodi branches will be approximately $350 thousand.

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

Exposure to Interest Rate Fluctuations

     The structure of earning assets and liabilities both during and at the end of 1995 were such that net interest income and earnings were at risk to increases in interest rates. During 1995, there was approximately $.85 in earning assets subject to repricing for every $1.00 in deposits subject to repricing on a rolling, cumulative, twelve-month basis, representing a cumulative twelve-month repricing gap of 85%. The practical reality of this sensitivity position is predicated upon the assumption that earning assets and liabilities that are subject to repricing will reprice in concert with the general rate movement in the money and credit markets. While this assumption was generally borne out with respect to repricable assets, repriceable deposits lagged the overall movement in interest rates and net interest margin widened as a result. A similar but inverse pattern occurs during periods of declining interest rates.

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

     Occupancy expense increased by 5.5%, or $23 thousand, during 1995. The principal cause of the increase was a decline in the occupancy levels of the Company's principal location. The lease of a primary tenant expired at the end of the third quarter of 1995 and was not renewed. Although some of the vacated space is now being used by Bank of Lodi, management is making efforts to lease the remaining vacant space.

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

Market Price of Company's Stock

     The Company's common stock is traded in the over-the-counter market and is not presently listed on a national exchange or reported by the NASDAQ Stock Market. Trading of the stock has been limited and has been principally been contained within the Company's general service area. As of March 3, 1997, there were 1,170 shareholders of record of the Company's common stock.

                                     1996            1995
                                     ----            ----
Bid Price of Common Shares       High     Low     High    Low
First Quarter ............      $ 8.87  $ 8.37  $ 7.00  $ 6.75
Second Quarter ...........        9.75    8.63    7.00    6.75
Third Quarter ............       10.00    9.50    7.75    7.00
Fourth Quarter ...........       10.00    9.25    9.00    7.00

     The foregoing prices are based on trades of which the Company is aware and reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent specific transactions.





SELECTED FINANCIAL DATA
(in thousands except per share amounts)

                                       1996       1995       1994       1993       1992
CONSOLIDATED STATEMENT OF INCOME
---------------------------------------------------------------------------------------
Interest Income ................   $  8,045      8,089      7,462      6,907      7,499
Interest Expense ...............      3,254      3,138      2,767      2,765      3,646
Net Interest Income ............      4,791      4,951      4,695      4,142      3,853
Provision for Loan Losses ......        310        115        323        327        836
Noninterest Income .............      1,089        940      1,050      1,151      1,099
Noninterest Expense ............      4,676      4,534      5,137      4,115      3,752
Net Income .....................        640        843        338        746        294

PER SHARE DATA
---------------------------------------------------------------------------------------
Net Income .....................   $    .47        .64        .26        .57        .23
Cash Dividends Declared ........        .20        .15         --        .10         --

CONSOLIDATED BALANCE SHEET DATA
---------------------------------------------------------------------------------------
Federal Funds Sold .............   $  1,100      3,300      2,000      2,600      4,900
Investment Securities ..........     36,913     36,945     33,100     23,956     13,967
Loans, net of loss reserve
         and deferred fees .....     52,672     50,524     55,812     59,943     64,482
Total Assets ...................    104,913    103,972    105,167     99,806     98,902
Total Deposits .................     92,207     89,216     89,979     86,174     85,090
Note Payable ...................         --      2,585      2,618      2,648      2,674
Total Stockholders'
         Equity ................     11,889     11,564     10,610     10,380      9,653


INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Financial Bancorp:

   We have audited the accompanying consolidated balance sheets of First Financial Bancorp and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Bancorp and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



/S/KPMG PEAT MARWICK LLP
Sacramento, California
February 21, 1997

 FIRST FINANCIAL BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(in thousands)
December 31, 1996 and 1995

ASSETS                                                                  1996       1995
------                                                                  ----       ----
Cash and due from banks (note 2) ................................   $  4,748      4,488
Federal funds sold ..............................................      1,100      3,300
Investment Securities:  (note 3)
   Held-to-maturity securities (at amortized cost, market
   value of $1,888 and $2,170 in 1996 and 1995) .................      1,789      2,036

   Available-for-sale securities at fair value ..................     35,124     34,909
                                                                    --------    -------
   Total investments ............................................     36,913     36,945

Loans, net of deferred loan fees and allowance for loan losses of
$1,607 in 1996 and $1,320 in 1995 (notes 4 & 14) ................     52,672     50,524

Premises and equipment, net (notes 5 & 8) .......................      6,723      6,449
Accrued interest receivable .....................................      1,060      1,139
Other assets (notes 6 & 12) .....................................      1,697      1,127
                                                                    --------    -------
                                                                    $104,913    103,972
                                                                    ========    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
LIABILITIES:
   Deposits (notes 7 & 14):
     Noninterest bearing ........................................   $  9,066      7,863
     Interest bearing ...........................................     83,141     81,353
                                                                    --------    -------
       Total deposits ...........................................     92,207     89,216

   Accrued interest payable .....................................        324        408
   Other liabilities (note 12) ..................................        493        199
   Note payable (note 8) ........................................         --      2,585
                                                                    --------    -------
       Total liabilities ........................................     93,024     92,408

STOCKHOLDERS' EQUITY (NOTES 13 & 17):
   Common stock - no par value; 9,000,000 shares authorized;
   1,308,950 shares issued and outstanding in 1996; and
   1,306,996 shares issued and outstanding in 1995 ..............      7,324      7,314
   Retained earnings ............................................      4,438      4,059
   Net unrealized holding gains on available-for-sale securities         127        191
                                                                    --------    -------
     Total stockholders' equity .................................     11,889     11,564
                                                                    --------    -------
     Commitments and contingencies (notes 6, 9, 10 & 19)
                                                                    $104,913    103,972
                                                                    ========    =======

See accompanying notes to consolidated financial statements.

FIRST FINANCIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands except share amounts)
Years Ended December 31, 1996, 1995 and 1994

                                                                                                Unrealized
                                                             Common Stock         Retained      Securities
                                                        Shares          Amount     Earnings     Gain(Loss)Net    Total
                                                        ------          ------     --------     -------------    -----
BALANCE, DECEMBER 31, 1993 ..........................   1,314,488      $ 7,306        3,074             --       10,380
Shares returned .....................................      (8,717)          --           --             --           --
Options exercised (Note 13) .........................         525            4           --             --            4
Net unrealized loss on available-for-sale securities,
     net of tax effect of $80 .......................          --           --           --           (112)        (112)
Net income ..........................................          --           --          338             --          338
                                                        ---------      -------        -----            ---       ------
BALANCE, DECEMBER 31, 1994 .........................    1,306,296        7,310        3,412           (112)      10,610

Options exercised (Note 13) .........................         700            4           --             --            4
Cash dividends declared (Note 13) ...................          --           --         (196)            --         (196)
Net change in unrealized gains on available-for-sale
     securities,net of tax effect of $216 ...........          --           --           --            303          303
Net Income ..........................................          --           --          843             --          843
                                                        ---------      -------        -----            ---       ------
BALANCE, DECEMBER 31, 1995 ..........................   1,306,996      $ 7,314        4,059            191       11,564

Options exercised (Note 13) .........................       1,954           10           --             --           10
Cash dividends declared (Note 13) ...................          --           --         (261)            --         (261)
Net change in unrealized loss on available-for-sale
     securities, net of tax effect of $48 ...........          --           --           --            (64)         (64)
Net income ..........................................          --           --          640             --          640
                                                        ---------      -------        -----            ---       ------
BALANCE, DECEMBER 31, 1996 ..........................   1,308,950      $ 7,324        4,438            127       11,889
                                                        =========      =======        =====            ===       ======

See accompanying notes to consolidated financial statements.

FIRST FINANCIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(in thousands except per share amounts)

Years Ended December 31, 1996, 1995 and 1994

                                                               1996      1995     1994
                                                               ----      ----     ----
INTEREST INCOME:
Loans, including fees .....................................   $5,613    6,112    5,910
Interest on investment securities available for sale:
   Taxable ................................................    1,918    1,424    1,047
   Exempt from Federal taxes ..............................      202      216      230
Interest on investment securities held to maturity:
   Exempt from Federal taxes ..............................      113      137      138
Federal funds sold ........................................      199      200      134
Deposits in banks and other interest income ...............       --       --        3
                                                              ------    -----    -----
     Total interest income ................................    8,045    8,089    7,462

INTEREST EXPENSE:
   Deposit accounts .......................................    2,992    2,859    2,485
   Other ..................................................      262      279      282
                                                              ------    -----    -----
     Total interest expense ...............................    3,254    3,138    2,767
                                                              ------    -----    -----
     Net interest income ..................................    4,791    4,951    4,695


Provision for loan losses (note 4) ........................      310      115      323
                                                              ------    -----    -----
     Net interest income after provision for loan losses ..    4,481    4,836    4,372

NONINTEREST INCOME:
   Service charges ........................................      559      492      556
   Premiums and fees from SBA and mortgage operations .....      473      393      444
   Other ..................................................       57       55       50
                                                              ------    -----    -----
     Total noninterest income .............................    1,089      940    1,050

NONINTEREST EXPENSE:
   Salaries and employee benefits .........................    2,227    2,231    2,168
   Occupancy ..............................................      483      443      420
   Equipment ..............................................      367      374      388
   Regulatory assessments .................................       40      142      260
   Other (Note 11) ........................................    1,559    1,344    1,901
                                                              ------    -----    -----
     Total noninterest expense ............................    4,676    4,534    5,137
                                                              ------    -----    -----
   Income before provision for income tax expense (benefit)      894    1,242      285
   Provision for income tax expense (benefit) (note 12) ...      254      399      (53)
                                                              ------    -----    -----
     Net Income ...........................................   $  640      843      338
                                                              ======    =====    =====
EARNINGS PER SHARE:
   Net Income .............................................   $  .47      .64      .26
                                                              ======    =====    =====

See accompanying notes to consolidated financial statements.

FIRST FINANCIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
Years Ended December 31, 1996, 1995, and 1994

                                                                1996          1995       1994
                                                                ----          ----       ----
Cash flows from operating activities:
Net income ...............................................   $    640         843         338
   Adjustments to reconcile net income to net cash flows
   provided by operating activities:
     (Increase) decrease in loans held for resale ........       (166)        201          32
     Increase (decrease) in deferred loan origination fees         40         (12)         44
     Provision for other real estate owned losses ........         35          60         115
     Depreciation and amortization .......................        481         422         430
     Provision for loan losses ...........................        310         115         323
     Provision for deferred taxes ........................        (98)        188        (299)
     Decrease (increase) in accrued interest receivable ..         79         (36)       (249)
     (Decrease) increase in accrued interest payable .....        (84)        108          27
     (Increase) decrease in other assets .................        (79)        (35)         91
     Increase (decrease) in other liabilities ............        294        (461)        460
                                                                -----      ------       -----
       Net cash provided by operating activities .........      1,610       1,393       1,312

Cash flows from investing activities:
   Decrease in certificates of deposit in banks ..........         --          --         100
   Proceeds from maturity of held-to-maturity securities .        249          --          46
   Proceeds from maturity of available-for-sale securities     30,780      20,218      27,104
   Proceeds from sale of available-for-sale securities ...         --          --       1,000
   Purchases of available-for-sale securities ............    (31,107)    (24,544)    (36,487)
   (Increase) decrease in loans made to customers ........     (2,629)      4,730       3,824
   Proceeds from the sale of other real estate ...........        209          11         316
   Purchases of bank premises and equipment ..............     (1,207)       (231)        (88)
                                                               ------      ------      ------
     Net cash (used in) provided by  investing activities      (3,705)        184      (4,185)

Cash flows from financing activities:
   Net Increase (decrease) in deposits ...................      2,991        (763)      3,805
   Payments on notes payable .............................     (2,585)        (33)        (30)
   Proceeds received upon exercise of stock options ......         10           4           4
   Dividends paid ........................................       (261)       (196)       (131)
                                                               ------      ------      ------
     Net cash  provided by (used in) financing activities         155        (988)      3,648
                                                               ------      ------      ------
Net (decrease) increase in cash and cash equivalents .....     (1,940)        589         775
Cash and cash equivalents at beginning of year ...........      7,788       7,199       6,424
                                                               ------      ------      ------
Cash and cash equivalents at end of year .................   $  5,848       7,788       7,199
                                                               ======      ======      ======
Supplemental Disclosures of Cash Flow Information:
   Cash (paid) received during the year for:
     Interest ............................................   $ (3,338)     (3,029)     (2,740)
     Income taxes ........................................       (242)       (391)        144

See accompanying notes to consolidated financial statements.

FIRST FINANCIAL BANCORP AND SUBSIDIARY Notes to Consolidated Financial Statements December 31, 1996, 1995 and 1994

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

     (b) Investment Securities

     Investment securities at December 31, 1996 and 1995 consist of U.S. Treasury and U.S. Government agency obligations, municipal, collateralized mortgage obligations, money market mutual funds, and other securities. At the time of purchase of a security the Company designates the security as held-to-maturity or available-for-sale, based on the investment objectives, operational needs and intent to hold. The Company does not purchase securities with the intent to engage in trading activity.

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

     To the extent that the fair value of a security is below cost and the impairment of value is permanent, a new cost basis is established using the current market value, and the resulting loss is charged to earnings. No such declines have occurred.

     Gains and losses realized upon disposition of securities are recorded as a component of noninterest income on the trade date, based upon the net proceeds and the adjusted carrying value of the securities using the specific identification metho d.

     (c) Loans

     Loans are stated at principal balances outstanding, net of deferred origination fees, costs and loan sale premiums. A loan is considered impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. An impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. The impairment criteria does not apply to large groups of small balance, homogenous loans that are collectively evaluated for impairment. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by adjusting the allowance for loan loss. Impairment does not change the timing of chargeoffs of loans to reflect the amount ultimately expected to be collected. Loans held for sale are carried at the lower of aggregate cost or market.

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

     (i) Other Real Estate Owned

     Other real estate owned (OREO) consists of property acquired through foreclosure and is recorded at the time of foreclosure at its fair market value. Thereafter, it is carried at the lower of cost or fair market value less estimated completion and selling costs. If at foreclosure, the loan balance is greater than the fair market value of the property acquired, the excess is charged against the allowance for loan losses. Fair market value is generally determined based upon independent appraisals. Subsequent operating expenses or income, changes in carrying value, and gains or losses on disposition of OREO are reflected in other noninterest expense. A net loss of $35,000, $60,000, and $115,000 was recorded for the years ended December 31, 1996, 1995, and 1994, repectively.

     Revenue recognition on the disposition of OREO is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale. Under certain circumstances, revenue recognition may be deferred until these criteria are met.

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

     Income tax expense is allocated to each entity of the Company based upon analyses of the tax consequences of each company on a stand alone basis .

     (l) Statements of Cash Flows

     For purposes of the statements of cash flows, cash, non-interest bearing deposits in other banks and federal funds sold, which generally have maturities of one day, are considered to be cash equivalents.

     (m) Stock Based Compensation

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS No. 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (n) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Bank adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such asets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Bank's financial position, results of operations, or liquidity.

(2)  Restricted Cash Balances

     The Bank is required to maintain certain daily reserve balances in accordance with Federal Reserve Board requirements. Aggregate reserves of approximately $881,000 and $788,000 were maintained to satisfy these requirements at December 31, 1996 and 1995, respectively.

(3)  Investment Securities

     Investment securities at December 31, 1996 and 1995 consisted of the following:

                                              December 31, 1996
                                                 Gross          Gross      Estimated
                               Amortized       Unrealized     Unrealized    Market
                                  Cost           Gains         Losses        Value
                                  ----           -----         ------        -----
HELD TO MATURITY
Municipal Securities .......   $ 1,789,000        99,000            --     1,888,000
                                ----------       -------        ------    ----------
AVAILABLE FOR SALE
U.S. Treasury securities ...   $ 4,572,000        10,000            --     4,582,000
U.S. Agency securities .....    18,081,000        47,000        32,000    18,096,000
Municipal securities .......     2,802,000       181,000            --     2,983,000
Collateralized mortgage
     obligations ...........     1,239,000         6,000        21,000     1,224,000
Debt securities ............     1,649,000        33,000         8,000     1,674,000
Money market mutual fund ...     6,482,000            --            --     6,482,000
Investment in Federal Agency
    Stock ..................        83,000            --            --        83,000
                                ----------       -------        ------    ----------
                                34,908,000       277,000        61,000    35,124,000
                                ----------       -------        ------    ----------
Total ......................   $36,697,000       376,000        61,000    37,012,000
                               ===========       =======        ======    ==========

                                                         December 31, 1995
                                                         Gross          Gross       Estimated
                                       Amortized       Unrealized    Unrealized      Market
                                          Cost           Gains         Losses         Value
                                          ----           -----         ------         -----
HELD TO MATURITY
Municipal Securities ..............   $ 2,036,000       134,000            --       2,170,000
                                      -----------       -------        ------      ----------
AVAILABLE FOR SALE
U.S. Treasury securities ..........   $ 1,599,000        17,000            --       1,616,000
U.S. Agency securities ............    16,368,000        62,000        40,000      16,390,000
Municipal securities ..............     3,560,000       243,000            --       3,803,000
Collateralized mortgage obligations     2,303,000        32,000        35,000       2,300,000
Debt securities ...................     2,029,000        49,000         1,000       2,077,000
Money market mutual fund ..........     8,640,000            --            --       8,640,000
Investment in Federal Agency Stock         83,000            --            --          83,000
                                      -----------       -------        ------      ----------
                                       34,582,000       403,000        76,000      34,909,000
                                      -----------       -------        ------      ----------
Total .............................   $36,618,000       537,000        76,000      37,079,000
                                      -----------       -------        ------      ----------

     Investment securities totaling $351,000 and $355,000 were pledged as collateral to secure treasury, tax and loan accounts with the Federal Reserve at December 31, 1996 and 1995, respectively.

     Gross realized losses on the sale of available-for-sale investment securities were $1,000 in 1994. There were no realized loses or gains on the sale of available-for-sale investment securities in 1996 or 1995.

     Federal Agency stock dividends paid to the Company were $16,000, $16,000, and $7,000 in 1996, 1995 and 1994, respectively.

     The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, or expected maturity where applicable, are shown below. Expected maturities will differ from contractual maturities because certain securities provide the issuer with the right to call or prepay obligations with or without call or prepayment penalties.

                                             December 31, 1996
                                         Amortized          Market
                                            Cost            Value
                                            ----            -----
HELD TO MATURITY
Due in one year or less .............   $     70,000          72,000
Due after one year through five years      1,719,000       1,816,000
Due after five years through 10 years             --              --
Due after 10 years ..................             --              --
                                        ------------      ----------
                                          $1,789,000       1,888,000

AVAILABLE FOR SALE
Due in one year or less .............   $  4,830,000       4,831,000
Due after one year through five years     15,014,000      15,170,000
Due after five years through 10 years      5,620,000       5,667,000
Due after 10 years ..................      2,879,000       2,891,000
                                        ------------      ----------
                                          28,343,000      28,559,000
                                        ------------      ----------
                                        $ 30,132,000      30,447,000
                                        ============      ==========

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

     Outstanding loans consisted of the following at December 31:

                                                 1996              1995
                                                 ----              ----
Commercial ..............................   $ 42,215,000      41,538,000
Real estate construction ................      5,802,000       3,529,000
Other real estate .......................      3,107,000       4,020,000
Installment and other ...................      3,155,000       2,757,000
                                              ----------      ----------
                                              54,279,000      51,844,000

Deferred loan fees and loan sale premiums       (400,000)       (361,000)
Allowance for loan losses ...............     (1,207,000)       (959,000)
                                              ----------      ----------
                                            $ 52,672,000      50,524,000
                                            ============      ==========

     Included in total loans are loans held for sale of approximately $489,000 and $323,000 for 1996 and 1995, respectively.

     SBA and mortgage loans serviced by the Bank totaled $41,319,000, $35,505,000 and $31,598,000 in 1996, 1995, and 1994, respectively.

     Changes in the allowance for loan losses were as follows:


                                       1996           1995           1994
                                       ----           ----           ----
Balance, beginning of year ....   $   959,000      1,127,000        924,000
Loans charged off .............      (334,000)      (482,000)      (175,000)
Recoveries ....................       272,000        199,000         55,000
Provision charged to operations       310,000        115,000        323,000
                                  -----------        -------      ---------
Balance, end of year ..........   $ 1,207,000        959,000      1,127,000
                                  ===========        =======      =========

     Nonaccrual loans totaled approximately $898,000 and $987,000 at December 31, 1996, and 1995, respectively. Interest income which would have been recorded on such loans was approximately $149,000, $161,000 and $74,000, in 1996, 1995, and 1994, respectively.

     Impaired loans are loans for which it is probable that the Bank will not be able to collect all amounts due. At December 31, 1996 and 1995, the Bank had outstanding balances of $1,463,000 and $770,000 in impaired loans which had valuation allowances of $371,000 in 1996 and $140,000 in 1995. The average outstanding balances of impaired loans for the years ended December 31, 1996 and 1995 were $1,116,000 and $682,000 respectively, on which $45,000 and $22,000, respectively, was recognized as interest income.

(5)  Premises and Equipment

     Premises and equipment consisted of the following at December 31:

                                        1996            1995
                                        ----            ----
Land ............................   $   694,000        694,000
Building ........................     5,438,000      5,438,000
Leasehold improvements ..........     1,243,000      1,234,000
Furniture and equipment .........     1,979,000      1,582,000
                                    -----------      ---------
                                      9,354,000      8,948,000
                                    -----------      ---------
Less accumulated depreciation and
     amortization ...............    (2,631,000)    (2,499,000)
                                     ----------      ---------
                                    $ 6,723,000      6,449,000
                                    ===========      =========

     The Company leases a portion of its buildings to unrelated parties under operating leases which expire in various years.

     The minimum future rentals to be received on noncancelable leases as of December 31, 1996, for each of the next five years and in the aggregate are:

       Year Ending December 31,
     --------------------------------------------
         1997                          $ 38,000
         1998                            32,000
         1999                            32,000
         2000                            32,000
         2001                            31,000
     --------------------------------------------
       Total minimum future rentals    $165,000
     --------------------------------------------

(6)  Other Real Estate Owned

     Other real estate owned is included in other assets and was $400,000 and $357,000 at December 31, 1996 and 1995, respectively. During 1996, 1995, and 1994, real estate of $297,000, $254,000 and $176,000, respectively, was acquired through foreclosure as settlement for loans. These amounts represent noncash transactions, and accordingly, have been excluded from the Consolidated Statements of Cash Flows. The noncash portion of the proceeds from the sale of other real estate totaled $0, $0 and $268,000 in 1996, 1995 and 1994, respectively, and has been excluded from the Consolidated Statements of Cash Flows.

(7)  Deposits

     The following is a summary of deposits at December 31:

                                 1995          1995
                                 ----          ----
Demand ...................   $ 9,066,000     7,863,000
NOW and Super NOW Accounts    20,553,000    18,910,000
Money Market .............    13,042,000    13,047,000
Savings ..................    15,972,000    15,880,000
Time, $100,000 and over ..    11,111,000    12,126,000
Other Time ...............    22,463,000    21,390,000
                             -----------    ----------
                             $92,207,000    89,216,000
                             ===========    ==========

     Interest paid on time deposits in denominations of $100,000 or more was approximately $607,000, $561,000 and $395,000 in 1996, 1995 and 1994,
respectively.

     At December 31, 1996, the aggregate maturities for time deposits is as follows:

           Year Ending December 31,
       -------------------------------------------------------------
              1997                                  $ 27,397,000
              1998                                     5,064,000
              1999                                       741,000
              2000                                       117,000
              2001                                       246,000
              Thereafter                                   9,000
       -------------------------------------------------------------
              Total                                  $33,574,000
       -------------------------------------------------------------

(8)  Note Payable

     During 1991, the Company secured financing of $2,700,000. The balance of the note was $2,585,000 as of December 31, 1995 and was secured by the Company's building and premises. The note was completely paid off as of November 14, 1996.

(9)  Operating Leases

     The Bank has noncancelable operating leases with unrelated parties for office space. The lease payments for future years are as follows:


           Year Ending December 31,              Lease Payments
       -------------------------------------------------------------
             1997                                   $12,000
             1998                                   $12,000
             1999                                   $12,000
             2000                                   $12,000
             2001                                   $12,000
       -------------------------------------------------------------
                                                    $60,000
       -------------------------------------------------------------

     Total rental expense for operating leases was approximately $35,000, $67,000 and $66,000 in 1996, 1995 and 1994, respectively.

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

     At December 31, financial instruments whose contract amounts represent credit risk are as follows:

                                    1996        1995
                                    ----        ----
Commitments to extend credit   $11,784,000     9,789,000
                               -----------     ---------
Standby letters of credit ..   $    50,000       153,000
                               -----------     ---------

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

(11) Other Noninterest Expense

     Other noninterest expense for the years 1996, 1995 and 1994 included the following significant items:

                                     1996       1995       1994
                                     ----       ----       ----
Management transition
     expenses .................   $     --     18,000    433,000
Directors' fees ...............   $124,000    109,000     84,000

Provision for other real estate
     owned losses .............   $ 35,000     60,000    115,000
Legal fees ....................   $207,000    142,000     90,000
Ancillary Data Processing
     expense ..................   $105,000         --         --

(12) Income Taxes

     The provision for income taxes for the years 1996, 1995 and 1994 consisted of the following:

1996                          Federal        State       Total
----                          -------        -----       -----
Current .................   $ 212,000      140,000      352,000
Deferred ................     (66,000)     (32,000)     (98,000)
                            ---------      -------      -------
     Income tax expense .   $ 146,000      108,000      254,000

1995
----
Current .................   $ 143,000       68,000      211,000
Deferred ................     118,000       70,000      188,000
                            ---------      -------      -------
     Income tax expense .   $ 261,000      138,000      399,000

1994
----
Current .................   $ 160,000       86,000      246,000
Deferred ................    (220,000)     (79,000)    (299,000)
                            ---------      -------      -------
     Income tax (benefit)
         expense ........   $ (60,000)       7,000      (53,000)
                            ---------      -------      -------

     Income taxes payable of approximately $134,000 and $25,000 are included in other liabilities at December 31, 1996 and 1995, respectively.

     Net deferred tax assets of approximately $470,000 and $324,000 are included in other assets at December 31, 1996 and 1995.

     The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to operating income before income taxes. The reasons for these differences are as follows:

                                          1996                 1995                  1994
                                          ----                 ----                  ----
                                    Amount      Rate      Amount    Rate        Amount      Rate
                                    ------      ----      ------    ----        ------      ----
Federal income tax expense,
     at statutory income
     tax rates ...............   $ 304,000       34%       422,000    34%        97,000     34%
State franchise tax expense,
     net of federal
     income tax benefits .....      63,000        7         87,000     7         20,000      7
Tax-free municipal interest
     income ..................     (97,000)     (11)      (110,000)   (9)      (118,000)   (41)
Tax-free loan interest  income          --       --             --    --        (11,000)    (4)
Change in the beginning of
     the year deferred
     tax asset valuation
     allowance ...............          --       --             --    --        (17,000)    (6)
Other ........................     (16,000)      (2)            --    --        (24,000)    (9)
                                   -------       --                             -------     --

                                 $ 254,000       28%       399,000    32%       (53,000)   (19%)
                                 =========       ==        =======    ==        =======    ===

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and in 1995 are presented below.

                                               1996         1995
                                               ----         ----
Deferred tax  assets:
Allowance for loan losses ...............   $ 387,000      271,000
Reserve for losses on other real
     estate owned .......................      65,000       77,000
Deferred loan income ....................     112,000      114,000
Deferred compensation ...................      64,000       76,000
Alternative minimum tax
     credit carryforwards ...............     159,000      160,000
Settlement accruals .....................      12,000       20,000
Other ...................................      59,000       44,000
                                             --------     --------
     Total gross deferred tax assets ....     858,000      762,000
     Less valuation allowance ...........    (133,000)    (133,000)
                                             --------     --------

     Deferred tax assets,
     net of allowance ...................     725,000      629,000
Deferred tax liabilities:
Accumulated depreciation ................     (46,000)     (44,000)
Deferred loan origination costs .........     (61,000)     (78,000)
Unrealized gain on
     available-for-sale securities, net .     (88,000)    (136,000)
Other ...................................     (60,000)     (47,000)
     Total gross deferred tax liabilities    (255,000)    (305,000)
                                             --------     --------
     Net deferred tax asset .............   $ 470,000      324,000
                                            =========      =======

     There was no change in the valuation allowance for deferred tax assets for the years ended December 31, 1996 and 1995. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1996 and 1995.

     At December 31, 1996, the Company has alternative minimum tax credit carryforwards of approximately $159,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

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

     Transactions during 1996, 1995 and 1994 related to the stock option plan were as follows:


                              Shares          Options Outstanding
                              Available                       Exercise Price
                              For Grant       Shares            Per Share
                              ---------       ------            ---------
Balance, December 31, 1993    172,075         67,638          $ 6.80 - 10.43
     Options granted .....   (139,725)       139,725          $ 5.74 -  6.75
     Options exercised ...         --           (525)         $ 6.80
     Options surrendered .     50,000        (50,000)         $ 7.50
                              -------        --------

Balance, December 31, 1994     82,350        156,838          $ 5.74 - 10.43
     Options granted .....    (55,350)        55,350          $ 5.78 -  6.80
     Options exercised ...         --           (700)         $ 5.74 -  6.50
     Options expired .....         --         (1,764)         $10.43
                              -------        --------

Balance, December 31, 1995     27,000        209,724          $ 5.74 - 10.43
     Options exercised ...         --         (3,675)         $ 5.78 -  8.57
     Options expired .....      8,150        (10,374)         $ 5.74 - 10.43
                              -------        --------

Balance, December 31, 1996     35,150        195,675          $ 5.74 -  8.57
                              =======        =======


     At December 31, 1996, options for 107,875 shares were exercisable at prices varying from $5.74 to $8.57 per share. Options exercised during 1996 included options exercised in a cashless manner whereby no cash is paid by the optionee, and the actual shares issued are determined by dividing the difference between the options gross market value and option price by the market value per share of the stock on the date of exercise. The effect of cashless exercises was to reduce the shares otherwise issuable under those options by 1,721 shares.

     There were no stock options granted during 1996. The per share weighted-average fair value of stock options granted during 1995 was $1.96 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 2.22%; risk-free interest rate of 6%; and an expected life of 10 years.

     The Company applies APB Opinion No. 25 i,n accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below for the period ended December 31:

                                            1996              1995
                                            ----              ----
Net Income                As reported    $ 640,000          $ 843,000
                          Pro forma      $ 630,000          $ 833,000


Net income per share      As reported    $     .47          $     .64
                          Pro forma      $     .46          $     .63


     Pro forma net income reflects only options granted in 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of ten years and compensation cost for options granted prior to January 1, 1995 is not considered.

     (b)  Employee Stock Ownership Plan

     Effective January 1, 1992, the Bank established the Bank of Lodi Employee Stock Ownership Plan. The plan covers all employees, age 21 or older, beginning with the first plan year in which the employee completes at least 1,000 hours of service. The Bank's annual contributions to the plan are made in cash and are at the discretion of the Board of Directors based upon a review of the Bank's profitability. Contributions for 1996, 1995, and 1994 totaled approximately $37,000, $56,000, and $25,000, respectively. In addition, the plan borrowed $94,000 from a bank on November 14, 1996 to puchase additional Company stock. The loan is secured by Company stock owned by the Plan. As of December 31, 1996, the plan owned 32,502 shares of Company Common Stock.

     Contributions to the plan are invested primarily in the Common Stock of First Financial Bancorp and are allocated to participants on the basis of salary in the year of allocation. Benefits become 20% vested after the third year of credited service, with an additional 20% vesting each year thereafter until 100% vested after seven years.

     (c)  Dividends and Dividend Restrictions

     On January 23, 1997, the Board of Directors declared a cash dividend of five cents per share payable on February 28, 1997, to shareholders of record on February 14, 1997.

     The Company's principal source of funds for dividend payments is dividends received from its subsidiary Bank. Under applicable Federal laws, permission to pay a dividend must be granted to a Bank by the Comptroller of the Currency if the total dividend payment of any national banking association in any calendar year exceeds the net profits of that year, as defined, combined with net profits for the two preceding years. At December 31, 1996, there were Bank retained earnings of $2,154,000 free of this condition.

     (d)  Weighted Average Shares Outstanding

     Weighted-average shares used in the computation of earnings per share were 1,362,473; 1,321,764; and 1,306,514 for 1996, 1995 and 1994, respectively.

(14) Related Party Transactions

     During the normal course of business, the Bank enters into transactions with related parties, including directors, officers, and affiliates. These transactions include borrowings from the Bank with substantially the same terms, including rates and collateral, as loans to unrelated parties. At December 31, 1996 and 1995, respectively, such borrowings totaled $1,176,000 and $1,803,000. Deposits of related parties held by the Bank totaled $951,000 and $1,800,000 at December 31, 1996 and 1995, respectively.

     The following is an analysis of activity with respect to the aggregate dollar amount of loans made by the Bank to directors, officers and affiliates for the years ended December 31:

                                  1996            1995
                                  ----            ----
Balance, beginning of year   $ 1,803,000      2,536,000
Loans funded .............       738,000      1,290,000
Principal repayments .....    (1,365,000)    (2,023,000)
                              ----------     ----------
Balance, end of year .....   $ 1,176,000      1,803,000
                             ===========      =========

(15) Parent Company Financial Information

     This information should be read in conjunction with the other notes to the consolidated financial statements. The following presents summary balance sheets as of December 31, 1996 and 1995, and statements of income, and cash flows information for the years ended December 31, 1996, 1995, and 1994.


Balance Sheets:
Assets                                           1996            1995
------                                           ----            ----
Cash in bank ............................   $     29,000          45,000
Investment securities available-for-sale,
     at fair value ......................         80,000         382,000
Premises and equipment, net .............         68,000       4,418,000
Investment in wholly-owned subsidiary ...     11,683,000       9,238,000
Other assets ............................         56,000          66,000
                                             ------------      ----------
                                             $ 11,916,000      14,149,000
                                             ------------      ----------

Liabilities and Stockholders' Equity
Note payable ............................    $        --       2,585,000
Accounts payable and other liabilities ..         27,000                                              --
                                             ------------      ----------
     Total liabilities ..................         27,000       2,585,000

Common stock ............................      7,324,000       7,314,000
Retained earnings .......................      4,438,000       4,059,000
Unrealized holding gain (loss) on
     available-for-sale securities, net .        127,000         191,000
                                             ------------      ----------

     Total stockholders' equity .........     11,889,000      11,564,000
                                             ------------      ----------

                                            $ 11,916,000      14,149,000
                                            ============      ==========

Income Statements:                                1996            1995            1994
------------------                                ----            ----            ----
Interest from subsidiary ................   $         --              --           6,000
Rent from subsidiary ....................        356,000         456,000         445,000
Interest from unrelated parties .........          9,000          23,000          18,000
Other expenses ..........................       (626,000)       (610,000)       (586,000)
Equity in undistributed income
     of subsidiary ......................        832,000         935,000         385,000
Income tax benefit ......................         69,000          39,000          70,000
                                            ------------         -------         -------
     Net income .........................   $    640,000         843,000         338,000
                                            ============         =======         =======





Cash Flow Statements:                              1996            1995            1994
---------------------                              ----            ----            ----
Net Income ..............................   $    640,000         843,000         338,000
     Adjustments to reconcile net
     income to net cash flows
         (used by) provided by
         operating activities:
     Depreciation and amortization ......        125,000         142,000         142,000
     Provision for deferred taxes .......          7,000           4,000          (7,000)
     Increase (decrease) in other
         liabilities ....................         27,000         (41,000)        (90,000)
     Decrease in other assets ...........          3,000           7,000          34,000
     Increase in equity of
         subsidiary .....................       (832,000)       (935,000)       (385,000)
                                            ------------         -------         -------
Net cash (used by) provided by
     operating activities ...............        (30,000)         20,000          32,000

Proceeds from sale of
     available-for-sale securities ......        302,000         127,000              --
Purchase of
     available-for-sale securities ......             --              --        (509,000)
Capital expenditures ....................         (4,000)             --              --
Decrease in loans .......................             --              --         220,000
                                            ------------         -------         -------
Net cash provided by (used by)
     investing activities ...............        298,000         127,000        (289,000)

Payments on notes payable ...............        (33,000)        (33,000)        (30,000)
Proceeds received upon
     exercise of stock options ..........         10,000           4,000           4,000
Dividends paid ..........................       (261,000)       (196,000)             --
                                            ------------         -------         -------
Net cash  used by financing
     activities .........................       (284,000)       (225,000)        (26,000)
Net (decrease) increase in cash .........        (16,000)        (78,000)       (283,000)
Cash at beginning of year ...............         45,000         123,000         406,000
                                            ------------         -------         -------
Cash at end of year .....................   $     29,000          45,000         123,000
                                            ============          ======         =======

(16)   Lines of Credit

     The Company has two lines of credit with correspondent banks totaling $5,000,000. As of December 31, 1996 and 1995, no amounts were outstanding under these lines of credit.

(17)   Regulatory Matters

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate mandatory and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve, quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and rations (set forth in the table below).

     First, a bank must meet a minimum Tier I (as defined in the regulations) Capital ratio ranging from 3% to 5% based upon the bank's CAMEL (capital adequacy, asset quality, management, earnings, and liquidity) rating.

     Second, a bank must meet minimum Total Risk-Based Capital to risk-weighted assets ratio of 8%. Risk-based capital and asset guidelines vary from Tier I capital guidelines by redefining the components of capital, categorizing assets into different classes, and including certain off-balance sheet items in the calculation of the capital ratio. The effect of the risk- based capital guidelines is that banks with high exposure will be required to raise additional capital while institutions with low risk exposure could, with the concurrence of regulatory authorities, be permitted to operate with lower capital ratios. In addition, a bank must meet minimum Tier I Capital to average assets ratio.

     Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1996, the most recent notification, the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must meet the minimum ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios as of December 31, 1996 are as follows:

                                                                             To Be Well
                                                                          Capitalized Under
                                               For Capital                Prompt Corrective
                    Actual                     Adequacy Purposes:         Action Provisions:
                    Amount         Ratio      Amount        Ratio        Amount        Ratio
                    ------         -----      ------        -----        ------        -----
Total Risk-Based
Capital (to Risk
Weighted Assets)    $12,207,000   16.98%      $*5,750,000   *8.0%        $*7,188,000    *10.0%
Tier 1Capital (to
Risk Weighted
Assets) .........   $11,308,000   15.73%      $*2,875,000   *4.0%        $*4,313,000    * 6.0%
Tier 1Capital (to
Average Assets) .   $11,308,000   10.84%      $*4,174,000   *4.0%        $*5,128,000    * 5.0%

* greater than or equal to

(18)     Fair Values of Financial Instruments

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

     The estimated fair values of the Bank's financial instruments are approximately as follows:

                                               1996
                                    Carrying           Fair
                                     Amount           Value
                                     ------           -----
  Financial assets:
    Cash and federal funds sold   $  5,848,000       5,848,000

    Investment securities .....   $ 36,913,000      37,012,000
Loans:
    Gross Loans ...............   $ 54,279,000      53,920,000
  Less:
  Allowance for loan losses ...     (1,207,000)     (1,207,000)
  Deferred loan fees and loan
    sale premiums .............       (400,000)       (400,000)
    Net loans .................   $ 52,672,000      52,313,000
                                  ------------      ----------

                                            1996
                                   Carrying        Fair
                                    Amount         Value
                                    ------         -----
Financial liabilities:
  Deposits:
    Demand ...................   $ 9,066,000     9,066,000
    Now and Super Now accounts    20,553,000    20,553,000
    Money Market .............    13,042,000    13,042,000
    Savings ..................    15,972,000    15,972,000
    Time .....................    33,574,000    33,702,000
                                  ----------    ----------
    Total deposits ...........   $92,207,000    92,335,000


                                        Contract      Carrying      Fair
                                         Amount        Amount       Value
                                         ------        ------       -----
Unrecognized financial instruments:
  Commitments to extend
    credit ...........................  $11,784,000       --       118,000
  Standby letters of credit ..........       50,000       --         1,000

    The estimated fair values of the Bank's financial instruments are approximately as follows:


                                                     1995
                                          Carrying            Fair
                                           Amount             Value
                                           ------             -----
Financial assets:
     Cash and federal funds sold .....  $  7,788,000       7,788,000
     Investment securities ...........  $ 36,945,000      37,079,000
Loans:
     Gross Loans .....................  $ 51,844,000      51,542,000
  Less:
  Allowance for loan losses ..........      (959,000)       (959,000)
  Deferred loan fees and loan
     sale  premiums ..................      (361,000)       (361,000)

     Net loans .......................  $ 50,524,000      50,222,000

Financial liabilities:
     Deposits:
         Demand ......................  $  7,863,000       7,863,000
         Now and Super Now accounts ..    18,910,000      18,910,000
         Money Market ................    13,047,000      13,047,000
         Savings .....................    15,880,000      15,880,000
         Time ........................    33,516,000      33,620,000
                                          ----------      ----------

         Total deposits ..............  $ 89,216,000      89,320,000

         Note payable ................     2,585,000       2,585,000


                                          Contract     Carrying      Fair
                                           Amount       Amount       Value
                                           ------       ------       -----
Unrecognized financial instruments:
  Commitments to extend
    credit ..........................    $9,789,000        --       98,000
  Standby letters of credit..........       153,000        --        2,000


(19) Legal Proceedings

     The bank is involved in various legal actions arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these matters will not have a material effect on the Bank's financial condition, results of operations, or liquidity.

(20) Derivative Financial Instruments

     In October, 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments (SFAS No. 119), effective for financial statements issued for fiscal years ending after December 15, 1994. This statement requires certain disclosures for off-balance sheet derivative financial instruments. As of December 31, 1996 and 1995, the Company has no off-balance sheet derivatives requiring additional disclosure under the provisions of SFAS No. 119. The Company held $1,224,000 and $2,303,000 in collateralized mortgage obligations and $2,100,000 and $3,568,000 in structured notes as of December 31, 1996 and 1995, respectively, which are considered derivative financial instruments under the provisions of SFAS No. 119. These investments are held in the available-for-sale portfolio.

(21) Subsequent Event

     On October 15, 1996, the Bank entered into an agreement with Wells Fargo Bank for the cash purchase of three branches from Wells Fargo and the assumption of each branches' deposit liabilities. The branches, located in Galt, Plymouth and San Andreas, California, have aggregate deposits of approximately $34,000,000. The transaction closed on February 21, 1997. The purchase price was approximately $2,340,000. The transaction will be accounted for using the purchase method of accounting. Prepaid acquisition costs of approximately $450,000 are included in other assets at December 31, 1996.

(22) Prospective Accounting Pronouncement

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.